Report to Shareholders for the Second Quarter, 2011
www.cibc.com       May 26, 2011
Report of the President and Chief Executive Officer
Overview of results
CIBC today reported net income of $678 million for the second quarter ended April 30, 2011, compared with net income of $660 million for the same period last year. Diluted earnings per share (EPS) were $1.60, compared with diluted EPS of $1.59 a year ago. Cash diluted EPS were $1.62(1), compared with cash diluted EPS of $1.61(1) a year ago. Return on equity for the second quarter was 19.9%.
     Results for the second quarter of 2011 were affected by the following item:
•	$70 million ($50 million after-tax, or $0.13 per share) loss from the structured credit run-off business.
     Net income of $678 million for the second quarter compared with net income of $799 million for the prior quarter. Diluted EPS and cash diluted EPS of $1.60 and $1.62(1), respectively, for the second quarter compared with diluted EPS and cash diluted EPS of $1.92 and $1.94(1), respectively, for the prior quarter, which included items of note aggregating to a negative impact of $0.03 per share.
     CIBC’s Tier 1 and Tangible Common Equity ratios at April 30, 2011 were 14.7% and 10.6%, respectively, up from 14.3% and 10.2%, respectively, at January 31, 2011.
     CIBC currently exceeds the new regulatory capital requirements for global banks well ahead of the implementation timelines that have been proposed by the Basel Committee on Banking Supervision and confirmed by the Office of the Superintendent of Financial Institutions.
     CIBC delivered solid results this quarter, across our core businesses in Retail Markets and Wholesale Banking. Our strong earnings growth contributed to the further strengthening of our capital position.
Core business performance
CIBC Retail Markets reported net income of $553 million for the second quarter, up $66 million from the same quarter last year.
     Revenue of $2.5 billion was up 5% from the second quarter of 2010, primarily due to solid volume growth across business segments, including the impact of the acquisition of the MasterCard portfolio in the fourth quarter of 2010, partially offset by the impact of lower revenue from FirstCaribbean International Bank and narrower spreads.
     Provision for credit losses of $279 million was down from $333 million in the same quarter last year due to lower write-offs and bankruptcies in the cards and personal lending portfolios and lower provisions in commercial banking, partially offset by write-offs in the acquired MasterCard portfolio.
     In the second quarter of 2011, our retail business continued to provide greater access and choice to our 11 million clients by investing across our franchise:
•	We introduced three new MasterCard credit cards with PayPass (contactless tap and go functionality) including the CIBC Aventura World MasterCard, CIBC Aventura MasterCard and CIBC Dividend Unlimited MasterCard, helping to broaden choice for Canadians within CIBC’s industry-leading credit card line-up;
•	We continued to lead in mobile banking by introducing new features that provide our clients with expanded access to their accounts through CIBC Mobile Banking and introducing more features to the new CIBC Home Advisor App;
•	We continued to outpace our five-year strategic branch investment plan by opening, expanding or relocating nine branches in fiscal 2011 and extending Saturday hours to more than 500 branches and Sunday hours to 50 branches in targeted urban locations;
•	We celebrated National Client Appreciation Day on April 29 across CIBC branches, offices and call centres from coast-to-coast to recognize and thank our clients for their business; and

•	We launched a new marketing campaign that offers more reasons for clients to switch their banking to CIBC for expert advice, innovative products and services and added convenience.
Wholesale Banking reported net income of $112 million for the second quarter, down $24 million from the prior quarter, mainly due to lower corporate and investment banking revenue partially offset by lower non-interest expenses.
     Revenue of $393 million was down from $471 million in the prior quarter, mainly due to lower corporate and investment banking revenue and changes in credit valuation adjustments related to derivative contracts.
     Wholesale Banking had several notable achievements during the second quarter:
•	We acted as lead manager on a $1.0 billion, 3.20% 5-year bond offering for the Province of Ontario;
•	We were joint bookrunner and joint lead agent on a $225 million, 6.50% senior unsecured notes issuance for Vermilion Energy;
•	We were lead arranger in a £1.375 billion financing for the Borealis Infrastructure and Ontario Teachers’ Pension Plan acquisition of HS1 Limited;
•	We acted as financial advisor to Equinox Minerals Limited in its $7.3 billion sale to Barrick Gold; and
•	We were lead bookrunner on Parallel Energy Trust’s initial public offering valued at $393 million — the largest IPO year-to-date.
     CIBC delivered solid performance during the second quarter. The investments we are making in our retail and wholesale businesses are furthering our strength in Canada and positioning us well for the future.
Structured credit run-off progress
We continued to reduce exposures in our structured credit run-off business, completing several transactions that in aggregate reduced the notional amount of underlying positions by approximately US$2.2 billion, resulting in a pre-tax loss of $19 million. We took further action subsequent to the quarter-end to reduce exposures.
     While we have taken steps to reduce our exposure, further significant losses could result, depending on the performance of both the underlying assets and the financial guarantors.
CIBC in our communities
CIBC continues to support causes that matter to our clients, our employees and our communities:
•	At its Annual Meeting of Shareholders in Winnipeg in April, CIBC announced significant multi-year commitments to a number of important community investment projects including donations to the Assiniboine Park redevelopment program, the Children’s Hospital Foundation of Manitoba and the University of Winnipeg’s Opportunity Fund;
•	CIBC donated $100,000 to the Canadian Red Cross and branches across the country collected additional funds to support relief efforts in Japan following the devastation from the earthquake and subsequent tsunami in March;
•	During the quarter, CIBC supported several regional programs across the country including the Canadian Cancer Society, BC and Yukon Division to support the building of a new facility in Prince George, the 4-H Foundation of Alberta to support development programs for young people, and the Fredericton YMCA’s Your New Y campaign to support the construction of a new facility to address the substantial growth in the community; and
•	Through the CIBC Children’s Foundation supported by proceeds raised from CIBC Miracle Day, donations were made to the Colonie Sainte-Jeanne D’Arc in support of summer camp programs for girls in Quebec and to the Breakfast for Learning nutrition program offered in schools across Canada.
Gerald T. McCaughey
President and Chief Executive Officer
(1) For additional information, see the “Non-GAAP measures” section.

2	CIBC Second Quarter 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the quarter ended April 30, 2011, compared with prior quarters. The MD&A should be read in conjunction with our 2010 Annual Report and the unaudited interim consolidated financial statements included in this report, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise indicated, all amounts in the MD&A are expressed in Canadian dollars. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. This MD&A is current as of May 25, 2011. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 184 to 187 of our 2010 Annual Report.
Contents

4	Second quarter financial highlights
5	Overview
5	Financial results
7	Significant event
7	Outlook for 2011
8	Review of quarterly financial information
9	Non-GAAP measures
9	Strategic business unit (SBU) overview
10	CIBC Retail Markets
12	Wholesale Banking
14	Corporate and Other
15	Structured credit run-off business and other selected activities
15	Structured credit run-off business
17	Other selected activities
18	Financial condition
18	Review of consolidated balance sheet
19	Capital resources
20	Off-balance sheet arrangements
21	Management of risk
21	Risk overview
21	Credit risk
23	Market risk
25	Liquidity risk
25	Other risks
26	Accounting and control matters
26	Critical accounting policies and estimates
28	Contingent liabilities
28	U.S. regulatory developments
28	Transition to International Financial Reporting Standards (IFRS)
30	Controls and procedures
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Structured credit run-off progress”, “Overview — Income Taxes”, “Overview — Outlook for 2011”, “Structured credit run-off business”, “Capital Resources”, and “Accounting and Control Matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2011 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2011” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC Second Quarter 2011	3

SECOND QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the six months ended
	2011	2011	2010	2011	2010
Unaudited	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Financial results ($ millions)
Net interest income	$1,528	$1,610	$1,497	$3,138	$3,011
Non-interest income	1,361	1,491	1,424	2,852	2,971

Total revenue	2,889	3,101	2,921	5,990	5,982
Provision for credit losses	194	209	316	403	675
Non-interest expenses	1,794	1,822	1,678	3,616	3,426

Income before taxes and non-controlling interests	901	1,070	927	1,971	1,881
Income tax expense	221	268	261	489	547
Non-controlling interests	2	3	6	5	22

Net income	$678	$799	$660	$1,477	$1,312

Financial measures
Efficiency ratio	62.1%	58.8%	57.5%	60.4%	57.3%
Cash efficiency ratio, taxable equivalent basis (TEB) (1)	60.8%	57.7%	57.0%	59.2%	56.8%
Return on equity	19.9%	23.3%	22.2%	21.6%	21.8%
Net interest margin	1.70%	1.80%	1.84%	1.75%	1.80%
Net interest margin on average interest-earning assets (2)	1.94%	2.08%	2.16%	2.01%	2.12%
Return on average assets	0.76%	0.89%	0.81%	0.82%	0.78%
Return on average interest-earning assets (2)	0.86%	1.03%	0.95%	0.94%	0.93%
Total shareholder return	8.52%	(1.40)%	18.00%	6.96%	23.20%

Common share information
Per share - basic earnings	$1.61	$1.92	$1.60	$3.53	$3.18
- cash basic earnings (1)	1.63	1.95	1.61	3.57	3.22
- diluted earnings	1.60	1.92	1.59	3.52	3.17
- cash diluted earnings (1)	1.62	1.94	1.61	3.56	3.21
- dividends	0.87	0.87	0.87	1.74	1.74
- book value	33.47	32.98	30.00	33.47	30.00
Share price - high	85.49	81.05	77.19	85.49	77.19
- low	76.75	75.12	63.16	75.12	61.96
- closing	81.91	76.27	74.56	81.91	74.56
Shares outstanding (thousands)
- average basic	395,373	393,193	386,865	394,265	385,634
- average diluted	396,394	394,195	387,865	395,276	386,713
- end of period	396,978	394,848	388,462	396,978	388,462
Market capitalization ($ millions)	$32,516	$30,115	$28,964	$32,516	$28,964

Value measures
Dividend yield (based on closing share price)	4.4%	4.5%	4.8%	4.3%	4.7%
Dividend payout ratio	54.1%	45.2%	54.5%	49.3%	54.7%
Market value to book value ratio	2.45	2.31	2.49	2.45	2.49

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$121,486	$102,990	$74,930	$121,486	$74,930
Loans and acceptances, net of allowance	188,169	185,261	183,736	188,169	183,736
Total assets	384,106	363,219	336,001	384,106	336,001
Deposits	278,602	258,983	226,793	278,602	226,793
Common shareholders’ equity	13,286	13,021	11,654	13,286	11,654
Average assets	368,058	354,267	333,589	361,048	337,265
Average interest-earning assets (2)	323,969	307,606	283,589	315,652	286,124
Average common shareholders’ equity	13,102	12,870	11,415	12,984	11,341
Assets under administration (3)	1,348,229	1,344,843	1,219,054	1,348,229	1,219,054

Balance sheet quality measures
Risk-weighted assets ($ billions)	$106.3	$107.0	$108.3	$106.3	$108.3
Tangible common equity ratio (1)	10.6%	10.2%	8.9%	10.6%	8.9%
Tier 1 capital ratio	14.7%	14.3%	13.7%	14.7%	13.7%
Total capital ratio	18.9%	18.4%	18.8%	18.9%	18.8%

Other information
Retail / wholesale ratio (1)(4)	76%/24%	75%/25%	76%/24%	76%/24%	76%/24%
Full-time equivalent employees	41,928	42,078	42,018	41,928	42,018

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans.

(3)	Includes assets under administration or custody of CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(4)	The ratio represents the amount of economic capital attributed to the SBUs as at the end of the period.

4	CIBC Second Quarter 2011

OVERVIEW
Financial results
Net income for the quarter was $678 million, compared to net income of $660 million for the same quarter last year and net income of $799 million for the prior quarter. Net income for the six months ended April 30, 2011 was $1,477 million, compared to $1,312 million for the same period in 2010.
     Our results for the current quarter were impacted by the following item:
•	$70 million ($50 million after-tax) loss from the structured credit run-off business.
Net interest income
Net interest income was up $31 million or 2% from the same quarter last year, largely due to solid volume growth across most retail products, including the impact of the acquisition of the MasterCard portfolio completed on September 1, 2010, partially offset by narrower spreads. Trading-related net interest income was higher in the quarter while interest income on tax reassessments and treasury-related net interest income was lower.
     Net interest income was down $82 million or 5% from the prior quarter as the impact of three fewer days in the quarter and narrower spreads were partially offset by higher treasury-related net interest income. The prior quarter benefited from higher interest income on tax reassessments.
     Net interest income for the six months ended April 30, 2011 was up $127 million or 4% from the same period in 2010, mainly due to solid volume growth across most retail products, including the impact of the acquisition of the MasterCard portfolio, partially offset by narrower spreads. The current period benefited from higher trading-related net interest income, partially offset by lower net interest income from FirstCaribbean International Bank (FirstCaribbean), lower treasury-related net interest income, and lower interest income on tax reassessments.
Non-interest income
Non-interest income was down $63 million or 4% from the same quarter last year. The structured credit run-off business had losses in the current quarter compared to gains in the same quarter last year. Gains net of write-downs on available-for-sale (AFS) securities, trading revenue, and income from equity-accounted investments were all lower during the quarter. Credit card fees were lower due to the impact of securitization activities. These factors were partially offset by higher income from securitized assets, and higher fees from mutual funds and underwriting and advisory activities.
     Non-interest income was down $130 million or 9% from the prior quarter, mainly due to lower underwriting and advisory fees, and lower gains net of write-downs on AFS securities. Credit card fees were lower largely due to the impact of securitization activities. These factors were partially offset by higher income from securitized assets. Losses in the structured credit run-off business were at a similar level as the prior quarter. A gain on the sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business was included in the prior quarter.
     Non-interest income for the six months ended April 30, 2011 was down $119 million or 4% from the same period in 2010. The structured credit run-off business had losses in the current period compared to gains in the same period last year. The current period also had lower trading revenue and lower gains net of write-downs on AFS securities. Credit card fees were lower due to the impact of securitization activities. These factors were partially offset by higher income from securitized assets, and higher fees from underwriting and advisory activities, and mutual funds.
Provision for credit losses
The total provision for credit losses was down $122 million or 39% from the same quarter last year. The specific provision for credit losses in the consumer portfolios was down $66 million, primarily due to lower write-offs and bankruptcies in the credit card and personal lending portfolios and the favourable impact from the credit card securitization that took place in the first quarter of 2011, partially offset by expected losses arising from the MasterCard portfolio. The specific provision for credit losses in the business and government lending portfolio decreased $56 million, largely due to improvements in our portfolios in Canada and in our U.S. real estate finance business. The change in the general provision in the current quarter was minimal compared with the same quarter last year, as the impact of an increased allowance for the acquired MasterCard portfolio due to seasoning to normal delinquency levels was mostly offset by higher reversals in the business and government portfolios.
     The total provision for credit losses was down $15 million or 7% from the prior quarter. The specific provision for credit losses in the consumer portfolios was down $23 million, mainly attributable to the favourable impact of the credit card securitization noted above and lower write-offs and bankruptcies in the credit card and personal lending portfolios, partially offset by expected losses arising from the acquired MasterCard portfolio as the portfolio seasons to normal levels of delinquency. The specific provision for credit losses in the business and government lending portfolio was up $7 million. The change in the general provision in the current quarter was minimal compared with the prior quarter, as an increase in provision in the credit card portfolio was mostly offset by reversals in the business and government and personal portfolios.
     The total provision for credit losses was down $272 million or 40% for the six months ended April 30, 2011, compared with the same period last year. The specific provision for credit losses in consumer portfolios was down

CIBC Second Quarter 2011	5

$138 million. The decrease was mainly due to lower write-offs and bankruptcies across products and the favourable impact of the credit card securitization noted above, partially offset by expected losses arising from the acquired MasterCard portfolio. The specific provision for credit losses in the business and government lending portfolio was down $115 million, primarily due to the improvement in our portfolios in Canada and U.S. real estate finance business. The change in the general provision for credit losses was favourable by $19 million from the same period last year, primarily due to lower provisions in the personal and credit card portfolios, partially offset by lower reversals in the business and government portfolios and the establishment of an allowance for the acquired MasterCard portfolio.
Non-interest expenses
Non-interest expenses were up $116 million or 7% from the same quarter last year, mainly due to higher employee compensation and benefits, pension expense, and servicing fees related to the acquired MasterCard portfolio. The harmonized sales tax (HST) which was implemented in Ontario and British Columbia on July 1, 2010, also contributed to higher expenses in a number of categories.
     Non-interest expenses were down $28 million or 2% from the prior quarter, primarily due to lower performance-based compensation, partially offset by higher costs related to advertising and business development, occupancy, and professional fees.
     Non-interest expenses for the six months ended April 30, 2011 were up $190 million or 6% from the same period in 2010, primarily due to higher employee compensation and benefits, pension expense, and servicing fees related to the acquired MasterCard portfolio. The current period included the impact of HST noted above. These factors were partially offset by lower business and capital taxes. The prior period included a settlement with the Ontario Securities Commission relating to our participation in the asset-backed commercial paper (ABCP) market.
Income taxes
Income tax expense was down $40 million or 15% from the same quarter last year, primarily due to higher tax-exempt income and a lower statutory tax rate.
     Income tax expense was down $47 million or 18% from the prior quarter, mainly due to lower income.
     Income tax expense for the six months ended April 30, 2011 was down $58 million or 11% from the same period in 2010. The current period benefited from higher tax-exempt income and a lower statutory tax rate. The prior year period included a future tax asset write-down of $25 million related to the enactment of lower Ontario corporate tax rates.
     At the end of the quarter, our future income tax asset was $418 million, net of a $63 million (US$67 million) valuation allowance. Included in the future income tax asset were $69 million related to Canadian non-capital loss carryforwards that expire in 18 years, $54 million related to Canadian capital loss carryforwards that have no expiry date, and $196 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all, or a portion of, a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. In 2010, we filed Notices of Appeal with the Tax Court of Canada. On September 30 and November 12, 2010, we received Replies from the Department of Justice which confirmed CRA’s reassessments. The matter is currently in litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $171 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million would be incurred.

6	CIBC Second Quarter 2011

Foreign exchange
The estimated impact of U.S. dollar translation on the interim consolidated statement of operations was as follows:

	For the three months ended		For the six months ended
	Apr. 30, 2011	Apr. 30, 2011	Apr. 30, 2011
	vs.	vs.	vs.
$ millions	Apr. 30, 2010	Jan. 31, 2011	Apr. 30, 2010

Estimated decrease in:
Total revenue	$(21)	$(15)	$(39)
Provision for credit losses	(1)	(1)	(2)
Non-interest expense	(11)	(7)	(19)
Income taxes and non-controlling interest	(1)	(1)	(3)
Net income	(8)	(6)	(15)

C$ vs. US$- average appreciation	6%	4%	6%

Our results for the prior quarters were affected by the following items:

Q1, 2011
•	$68 million ($49 million after-tax) loss from the structured credit run-off business; and
•	$43 million ($37 million after-tax) gain on sale of CMT’s Issuer Services business.
Q2, 2010
•	$58 million ($40 million after-tax) gain from the structured credit run-off business; and
•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits.
Q1, 2010
•	$25 million ($17 million after-tax) gain from the structured credit run-off business;
•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates; and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging programs.
Significant event
Sale of CIBC Mellon Trust Company’s Issuer Services business
Effective November 1, 2010, CMT, a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and employee share purchase plan services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011, which is net of estimated claw-back and post-closing adjustments that will be settled effective November 1, 2011. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.
Outlook for 2011
Both the Canadian and U.S. economies are expected to continue on a moderate path to recovery in 2011. The drag of higher oil prices and spending cuts enacted in April 2011 has trimmed our outlook for U.S. growth by a half percentage point to 2.5%. A strong start to the year raised our outlook for Canadian growth slightly to 2.8%, with the resource sector helped by firm commodity prices, but the pace of recovery will be held back by a strong Canadian dollar. The domestic economy should see stronger business capital spending but a slower pace to home building and government spending. The absence of core inflation risks and the Canadian dollar strength should keep interest rates rising only gradually over the remainder of the year, leading to a moderation in growth in consumer and housing demand.
     CIBC Retail Markets is expected to face slower growth in demand for mortgages and household credit, and modest improvements in demand for business credit. The lagged impacts of the earlier recession on credit quality will continue to fade, allowing for an improvement in delinquencies and a reduction in personal bankruptcies. Demand for investment products should increase as confidence gradually improves.
     Wholesale Banking should benefit from a healthier pace of issuance of equities and bonds, with governments remaining heavy borrowers and businesses taking advantage of stronger capital markets. Merger and acquisition activity could increase as confidence improves. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding. U.S. real estate finance could remain slow given an excess of vacant properties. Corporate default rates could remain contained as we move further from the prior recession.

CIBC Second Quarter 2011	7

Review of quarterly financial information

	2011		2010				2009
$ millions, except per share amounts,
for the three months ended	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31

Revenue
CIBC Retail Markets	$2,452	$2,536	$2,480	$2,472	$2,334	$2,402	$2,356	$2,318
Wholesale Banking	393	471	238	315	548	613	503	552
Corporate and Other	44	94	536	62	39	46	29	(13)

Total revenue	2,889	3,101	3,254	2,849	2,921	3,061	2,888	2,857
Provision for credit losses	194	209	150	221	316	359	424	547
Non-interest expenses	1,794	1,822	1,860	1,741	1,678	1,748	1,669	1,699

Income before taxes and non-controlling interests	901	1,070	1,244	887	927	954	795	611
Income tax expense	221	268	742	244	261	286	145	172
Non-controlling interests	2	3	2	3	6	16	6	5

Net income	$678	$799	$500	$640	$660	$652	$644	$434

Earnings per share - basic	$1.61	$1.92	$1.17	$1.54	$1.60	$1.59	$1.57	$1.02
- diluted	$1.60	$1.92	$1.17	$1.53	$1.59	$1.58	$1.56	$1.02

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.
     CIBC Retail Markets revenue was up over the period starting the third quarter of 2009, mainly reflecting volume growth, offset to some extent by spread compression. The acquisition of the MasterCard portfolio in September 2010 benefited revenue starting in the fourth quarter of 2010. Wholesale Banking revenue is influenced to a large extent by capital market conditions. In the second half of 2010 and the first half of 2011, Wholesale Banking revenue was adversely affected by losses in the structured credit run-off business. Corporate and Other revenue included foreign exchange gains on capital repatriation activities in the fourth quarter of 2010. The gain on sale of CMT’s Issuer Services business was included in the first quarter of 2011.
     The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Retail lending provisions were higher in the third quarter of 2009 largely due to higher losses in the credit card and personal lending portfolios. This was the result of both volume growth as well as economic deterioration in the consumer sector. Losses in the credit card and personal lending portfolios improved in 2010 and 2011. Starting in the fourth quarter of 2010, we had loan losses on the acquired MasterCard portfolio. Wholesale Banking provisions also declined in 2010 and 2011, reflecting improved economic conditions in both the U.S. and Europe.
     Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, pension expense, and the implementation of HST in Ontario and British Columbia in July 2010.
     Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the fourth quarter of 2010. Income tax expense on capital repatriation activities was included in the fourth quarter of 2010, and a write-down of future tax assets was included in the first quarter of 2010. The fourth quarter of 2009 included a tax benefit, primarily from a positive revaluation of future tax assets.
     The first quarter of 2010 included the minority interest related to the gain on the sale of a U.S. investment.

8	CIBC Second Quarter 2011

NON-GAAP MEASURES
We use a number of financial measures to assess the performance of our SBUs. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 42 of the 2010 Annual Report.
     The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliations of the non-GAAP measures of our SBUs are provided in their respective sections.

		As at or for the three months ended			As at or for the six months ended
		2011	2011	2010	2011	2010
$ millions, except per share amounts		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income		$1,528	$1,610	$1,497	$3,138	$3,011
Non-interest income		1,361	1,491	1,424	2,852	2,971

Total revenue per interim financial statements		2,889	3,101	2,921	5,990	5,982
TEB adjustment		45	39	8	84	16

Total revenue (TEB) (1)	A	$2,934	$3,140	$2,929	$6,074	$5,998

Trading revenue		$91	$139	$225	$230	$604
TEB adjustment		44	39	7	83	14

Trading revenue (TEB) (1)		$135	$178	$232	$313	$618

Non-interest expenses per interim financial statements		$1,794	$1,822	$1,678	$3,616	$3,426
Less: amortization of other intangible assets		9	11	9	20	19

Cash non-interest expenses (1)	B	$1,785	$1,811	$1,669	$3,596	$3,407

Net income applicable to common shares		$636	$757	$617	$1,393	$1,227
Add: after-tax effect of amortization of other intangible assets		7	9	7	16	15

Cash net income applicable to common shares (1)	C	$643	$766	$624	$1,409	$1,242

Basic weighted-average common shares (thousands)	D	395,373	393,193	386,865	394,265	385,634
Diluted weighted-average common shares (thousands)	E	396,394	394,195	387,865	395,276	386,713

Cash efficiency ratio (TEB) (1)	B/A	60.8%	57.7%	57.0%	59.2%	56.8%
Cash basic earnings per share (1)	C/D	$1.63	$1.95	$1.61	$3.57	$3.22
Cash diluted earnings per share (1)	C/E	$1.62	$1.94	$1.61	$3.56	$3.21

(1)	Non-GAAP measure.
SBU OVERVIEW
CIBC has two SBUs: CIBC Retail Markets and Wholesale Banking. These SBUs are supported by six functional groups — Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses, and balance sheet resources generally being allocated to the business lines within the SBUs.
     Beginning in the first quarter of 2011, general allowance for credit losses related to FirstCaribbean has been included within Corporate and Other. This was previously reported within CIBC Retail Markets. Prior period information was restated.
     Besides the change noted above, the key methodologies and assumptions used in reporting financial results of our SBUs remain unchanged from October 31, 2010. These are periodically reviewed by management to ensure they remain valid. For further details, see page 43 of the 2010 Annual Report.
New organizational structure
On March 28, 2011 we announced a new organizational structure that included the separation of the management of CIBC Wealth Management and FirstCaribbean from CIBC Retail Markets. The manner in which we have reported our SBU results has not changed in the current quarter as we are currently finalizing our future segment reporting structure which may impact the allocation of certain revenues and expenses to the SBUs. We expect to commence reporting on the revised basis beginning in the third quarter of 2011.

CIBC Second Quarter 2011	9

CIBC RETAIL MARKETS
CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products, services and advice to nearly 11 million personal, business and wealth management clients in Canada and the Caribbean, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean.
Results (1)

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
$ millions	Apr. 30	Jan. 31	Apr. 30 (2)	Apr. 30	Apr. 30 (2)

Revenue
Personal banking	$1,614	$1,682	$1,554	$3,296	$3,155
Business banking	337	348	324	685	655
Wealth management	397	393	345	790	691
FirstCaribbean	116	129	165	245	322
Other	(12)	(16)	(54)	(28)	(87)

Total revenue (a)	2,452	2,536	2,334	4,988	4,736
Provision for credit losses	279	275	333	554	700
Non-interest expenses (b)	1,419	1,413	1,330	2,832	2,644

Income before taxes and non-controlling interests	754	848	671	1,602	1,392
Income tax expense	199	218	179	417	368
Non-controlling interests	2	3	5	5	10

Net income (c)	$553	$627	$487	$1,180	$1,014

Efficiency ratio (b/a)	57.9%	55.7%	57.0%	56.8%	55.8%
Amortization of other intangible assets (d)	$8	$9	$7	$17	$14
Cash efficiency ratio (3) ((b-d)/a)	57.5%	55.4%	56.7%	56.4%	55.5%
Return on equity (3)	41.8%	46.2%	38.3%	44.0%	40.2%
Charge for economic capital (3) (e)	$(177)	$(183)	$(176)	$(360)	$(349)
Economic profit (3) (c+e)	$376	$444	$311	$820	$665
Full-time equivalent employees	28,889	29,097	28,944	28,889	28,944

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation of the current period.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $553 million, an increase of $66 million or 14% from the same quarter last year. Revenue increased by 5% as a result of solid volume growth across business segments, including the impact of the acquisition of the MasterCard portfolio in the fourth quarter of 2010, higher fees and commissions, and higher treasury revenue allocations, partially offset by the impact of lower revenue from FirstCaribbean and narrower spreads. Provision for credit losses was down 16% from the same quarter last year while non-interest expenses were up 7%.
     Net income was down $74 million or 12% compared with the prior quarter as revenue decreased by 3% due to three fewer days in the quarter and lower revenue from FirstCaribbean. Non-interest expenses were comparable to the prior quarter.
     Net income for the six months ended April 30, 2011 was $1,180 million, an increase of $166 million or 16% from the same period in 2010. Revenue increased by 5% as a result of volume growth across business segments, including the impact of the MasterCard portfolio, higher fees and commissions, and higher treasury allocations, partially offset by lower revenue from FirstCaribbean and narrower spreads. Provision for credit losses was down 21% from the same period last year while non-interest expenses were up 7%.
Revenue
Revenue was up $118 million or 5% from the same quarter last year.
     Personal banking revenue was up $60 million or 4%, primarily driven by solid volume growth across most products, including the impact of the MasterCard portfolio, and higher fees, partially offset by narrower spreads on lending products.
     Business banking revenue was up $13 million or 4%, primarily due to solid volume growth across most products, partially offset by narrower spreads.
     Wealth management revenue was up $52 million or 15%, primarily due to market-driven increases in asset values and higher trading volumes.
     FirstCaribbean revenue was down $49 million or 30%, primarily due to lower gains on sales of AFS securities and the impact of a stronger Canadian dollar. In addition, the current quarter included a foreign exchange loss, compared to a gain in the same quarter last year, on customer

10	CIBC Second Quarter 2011

deposits which did not qualify as foreign exchange hedges of AFS securities.
     Other revenue was up $42 million mainly due to higher treasury allocations.
Revenue was down $84 million from the prior quarter.
     Personal banking revenue was down $68 million, primarily due to the impact of three fewer days.
     Business banking revenue was down $11 million, primarily due to the impact of three fewer days.
     Wealth management revenue was up $4 million.
     FirstCaribbean revenue was down $13 million, primarily due to the foreign exchange losses on customer deposits as noted above, the impact of a stronger Canadian dollar, and three fewer days.
     Other revenue was up $4 million mainly due to higher treasury allocations.
Revenue for the six months ended April 30, 2011 was up $252 million or 5% from the same period last year.
     Personal banking revenue was up $141 million or 4%, primarily driven by solid volume growth across most products, including the impact of the MasterCard portfolio, and higher fee income partially offset by narrower spreads.
     Business banking revenue was up $30 million or 5%, primarily due to solid volume growth across most products, partially offset by narrower spreads.
     Wealth management revenue was up $99 million or 14%, primarily due to market-driven increases in asset values and higher trading volumes.
     FirstCaribbean revenue was down $77 million or 24%, primarily due to lower gains on sales of AFS securities, foreign exchange losses on customer deposits as noted above, and the impact of a stronger Canadian dollar.
     Other revenue was up $59 million mainly due to higher treasury allocations.
Provision for credit losses
Provision for credit losses was down $54 million or 16% from the same quarter last year due to lower write-offs and bankruptcies in the credit card and personal lending portfolios, and lower provisions in commercial banking, partially offset by write-offs in the acquired MasterCard portfolio.
     Provision for credit losses was up $4 million from the prior quarter. The continued improvements in write-offs and bankruptcies in the credit card and personal lending portfolios were more than offset by the expected increases in the acquired MasterCard portfolio as the portfolio seasons to normal levels of delinquency.
     Provision for credit losses for the six months ended April 30, 2011 was down $146 million or 21%, largely due to lower write-offs and bankruptcies across products, partially offset by losses in the acquired MasterCard portfolio.
Non-interest expenses
Non-interest expenses were up $89 million or 7% from the same quarter last year primarily due to higher pension expenses, performance-based compensation, the impact of HST, servicing fees related to the MasterCard portfolio, and corporate support costs.
     Non-interest expenses were up $6 million from the prior quarter.
     Non-interest expenses for the six months ended April 30, 2011 were up $188 million or 7% from the same period last year primarily due to higher pension expenses, performance-based compensation, corporate support costs, servicing fees related to the MasterCard portfolio, and the impact of HST.
Income taxes
Income taxes were up $20 million from the same quarter last year mainly due to higher income, partially offset by a lower Canadian statutory tax rate.
     Income taxes were down $19 million from the prior quarter due to lower income.
     Income taxes for the six months ended April 30, 2011 were up $49 million due to higher income, partially offset by a lower Canadian statutory tax rate.

CIBC Second Quarter 2011	11

WHOLESALE BANKING
Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Results (1)

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue (TEB) (2)
Capital markets	$301	$304	$275	$605	$552
Corporate and investment banking	151	196	132	347	344
Other	(14)	10	149	(4)	281

Total revenue (TEB) (2) (a)	438	510	556	948	1,177
TEB adjustment	45	39	8	84	16

Total revenue (b)	393	471	548	864	1,161
Provision for (reversal of) credit losses	1	(2)	27	(1)	51
Non-interest expenses (c)	271	303	244	574	562

Income before taxes and non-controlling interests	121	170	277	291	548
Income tax expense	9	34	87	43	163
Non-controlling interests	—	—	1	—	12

Net income (d)	$112	$136	$189	$248	$373

Efficiency ratio (c/b)	69.0%	64.3%	44.5%	66.4%	48.4%
Amortization of other intangible assets (e)	$—	$—	$—	$—	$1
Cash efficiency ratio (TEB) (2) ((c-e)/a)	62.0%	59.3%	43.9%	60.6%	47.7%
Return on equity (2)	25.8%	29.1%	43.3%	27.5%	39.2%
Charge for economic capital (2) (f)	$(57)	$(62)	$(61)	$(119)	$(132)
Economic profit (2) (d+f)	$55	$74	$128	$129	$241
Full-time equivalent employees	1,144	1,149	1,068	1,144	1,068

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $112 million, down $77 million from the same quarter last year, mainly due to losses in the structured credit run-off business compared to gains in the prior year quarter, partially offset by higher capital markets and corporate and investment banking revenue.
     Net income was down $24 million from the prior quarter, mainly due to lower corporate and investment banking revenue and credit valuation adjustment (CVA) charges against credit exposures to derivative counterparties, other than financial guarantors, partially offset by lower non-interest expenses. The prior quarter had CVA related reversals.
     Net income for the six months ended April 30, 2011 was $248 million compared to $373 million from the same period in 2010, mainly due to losses in the structured credit run-off business compared to gains in the same period last year, partially offset by higher capital markets revenue and lower credit losses. The prior year period included a reversal of interest expense on tax reassessments.
Revenue (TEB) (2)
Revenue was down $118 million from the same quarter last year.
     Capital markets revenue was up $26 million, primarily due to higher equity issuances and sales revenue, and higher global derivatives revenue, partially offset by lower fixed income revenue.
     Corporate and investment banking revenue was up $19 million, mainly due to higher corporate lending and equity issuances revenue, partially offset by lower gains in the core merchant banking portfolio and lower U.S. real estate finance revenue.
     Other revenue was down $163 million, primarily due to losses in the structured credit run-off business compared to gains in the same quarter last year. The prior year quarter included the reversal of interest expense on tax reassessments.
Revenue was down $72 million from the prior quarter.
     Capital markets revenue was down $3 million, mainly due to lower revenue from equity issuances.
     Corporate and investment banking revenue was down $45 million, primarily due to lower advisory revenue and lower gains from the core merchant banking portfolio.

12	CIBC Second Quarter 2011

     Other revenue was down $24 million due to the CVA charges on derivative counterparties, other than financial guarantors, in the current quarter compared to reversals in the prior quarter, as well as lower gains from the legacy merchant banking portfolio, partially offset by lower MTM losses on corporate loan hedges.
Revenue for the six months ended April 30, 2011 was down $229 million from the same period in 2010.
     Capital markets revenue was up $53 million, primarily due to higher revenue from equity sales and issuances, and higher global derivatives revenue, partially offset by lower fixed income revenue.
     Corporate and investment banking revenue was up $3 million, primarily due to higher revenue from corporate lending, equity issuances, and advisory fees, offset by lower gains from the core merchant banking portfolio and lower U.S. real estate finance revenue.
     Other revenue was down $285 million, mainly due to losses in the structured credit run-off business compared to gains in the prior year period, as well as lower gains in the legacy merchant banking portfolio. The same period last year also had the reversal of interest expense on tax reassessments.
Provision for (reversal of) credit losses
Provision for credit losses was down $26 million from the same quarter last year, mainly due to lower credit losses in the U.S. real estate finance portfolio as a result of relative stabilization in the U.S. commercial real estate market.
     Reversal of credit losses was $1 million for the six months ended April 30, 2011 compared to a provision of $51 million in the same period in 2010, due to lower credit losses in the U.S. real estate finance portfolio as a result of relative stabilization in the U.S. commercial real estate market.
Non-interest expenses
Non-interest expenses were up $27 million or 11% from the same quarter last year, primarily due to higher performance-based compensation and salaries.
     Non-interest expenses were down $32 million or 11% from the prior quarter, primarily due to lower performance-based compensation.
     Non-interest expenses for the six months ended April 30, 2011 were up $12 million from the same period in 2010, primarily due to higher performance-based compensation, salaries, and communication expenses, partially offset by the ABCP settlement in the prior year period.
Income taxes
Income tax expense was down $78 million from the same quarter last year, primarily due to the impact of the losses in the structured credit run-off business and higher tax-exempt income.
     Income tax expense was down $25 million from the prior quarter due to lower income.
     Income tax expense for the six months ended April 30, 2011 was down $120 million from the same period in 2010, primarily due to the impact of the losses in the structured credit run-off business and higher tax-exempt income in the current year period.

CIBC Second Quarter 2011	13

CORPORATE AND OTHER
Corporate and Other comprises the six functional groups — Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management — that support CIBC’s SBUs. It also includes the CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the SBUs.
Results (1)

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
$ millions	Apr. 30	Jan. 31	Apr. 30 (2)	Apr. 30	Apr. 30 (2)

Total revenue	$44	$94	$39	$138	$85
Reversal of credit losses	(86)	(64)	(44)	(150)	(76)
Non-interest expenses	104	106	104	210	220

Income (loss) before taxes	26	52	(21)	78	(59)
Income tax expense (benefit)	13	16	(5)	29	16

Net income (loss)	$13	$36	$(16)	$49	$(75)

Full-time equivalent employees	11,895	11,832	12,006	11,895	12,006

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation of the current period.
Financial overview
Net income for the quarter was $13 million compared to a net loss of $16 million in the same quarter last year, mainly due to higher unallocated treasury income. The favourable impact of the reversal of credit losses on securitized cards was offset by lower revenue from treasury securitization activities.
     Net income for the quarter was down $23 million from the prior quarter, mainly due to the gain on sale of CMT’s Issuer Services business in the prior quarter and lower interest income on tax reassessments. The favourable impact of the reversal of credit losses on securitized cards was partly offset by lower revenue from treasury securitization activities.
     Net income for the six months ended April 30, 2011 was $49 million compared to a net loss of $75 million for the same period in 2010, mainly due to higher unallocated treasury income, the gain on sale of CMT’s Issuer Services business, higher interest income on tax reassessments, lower provision for credit losses in the general allowance, and a lower write-down of future tax assets. In addition, the favourable impact of the reversal of credit losses on securitized cards was offset by lower revenue from treasury securitization activities.
Revenue
Revenue was up $5 million from the same quarter last year.
     Revenue was down $50 million from the prior quarter.
The current quarter had lower interest income on tax reassessments. The prior quarter included the gain on sale of CMT’s Issuer Services business.
     Revenue for the six months ended April 30, 2011 was up $53 million from the same period in 2010, mainly due to the gain on sale of CMT’s Issuer Services business and higher interest income on tax reassessments.
Reversal of credit losses
Reversal of credit losses was up $42 million from the same quarter last year, and up $22 million from the prior quarter as a result of asset securitization.
     Reversal of credit losses for the six months ended April 30, 2011 was up $74 million from the same period in 2010, primarily as a result of asset securitization. Lower provision for credit losses in the general allowance was attributable to the personal and credit card portfolios, partially offset by lower reversals in the business and government portfolios.
Non-interest expenses
Non-interest expenses were down $2 million from the prior quarter, and down $10 million for the six months ended April 30, 2011 from the same period in 2010, primarily due to lower unallocated corporate support costs.
Income taxes
Income tax expense was $13 million compared with an income tax benefit of $5 million in the same quarter last year mainly due to higher income in the current quarter.
     Income tax expense was down $3 million from the prior quarter. The prior quarter included a lower tax rate on the gain on sale of CMT’s Issuer Services business.
     Income tax expense for the six months ended April 30, 2011 was up $13 million from the same period in 2010, mainly due to higher income, partially offset by a lower write-down of future tax assets.

14	CIBC Second Quarter 2011

STRUCTURED CREDIT RUN-OFF BUSINESS
& OTHER SELECTED ACTIVITIES
In response to the recommendations of the Financial Stability Board (previously Financial Stability Forum), this section provides information on our structured credit run-off business and other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. The activities are discussed in further detail on pages 50 to 57 of our 2010 Annual Report.
Structured credit run-off business
Results (pre-tax basis)
The loss for the quarter was $70 million (US$72 million), compared with income of $58 million (US$59 million) for the same quarter last year and a loss of $68 million (US$68 million) for the prior quarter.
     The loss for the quarter was mainly due to a reduction in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost) resulting from an improvement in the MTM of the underlying positions, expenses related to the limited recourse note (issued to a third-party investor in 2008), and losses from sales and terminations which were completed to reduce our positions.
     These were partially offset by gains on unhedged positions, and a decrease in CVA relating to financial guarantors driven by MTM recoveries on certain underlying assets. The total CVA gain for financial guarantors was $19 million (US$20 million) for the quarter.
     During the quarter, our notional positions reduced by US$2.2 billion. Sales and terminations resulted in notional reductions in securities of US$1.3 billion, written credit derivatives of US$24 million, and purchased credit derivatives of US$919 million. The completion of these transactions resulted in an aggregate pre-tax loss of $19 million (US$20 million).
     Subsequent to the quarter end, we sold certain securities positions, terminated unmatched protection purchased from financial guarantors, and agreed in principle to sell the residual value of the USRMM positions hedged by the limited recourse note. These transactions resulted in a combined pre-tax gain of $24 million (US $25 million) and lower capital requirements, for a net positive impact on our Tier 1 capital ratio of approximately 9 basis points. This will be reported in the third quarter of 2011.
Position summary
The following table summarizes our positions within our structured credit run-off business:

					Written credit
US$ millions, as at					derivatives, liquidity		Credit protection purchased from:
April 30, 2011	Investments and loans (1)				and credit facilities		Financial guarantors		Other counterparties
		Fair	Fair	Carrying
		value of	value of	value of		Fair
		trading	securities	securities		value of		Fair value		Fair value
		and AFS	classified	classified		written credit		net of		net of
	Notional	securities	as loans	as loans	Notional	derivatives	Notional	CVA	Notional	CVA

USRMM — CDO	$2,949	$213	$—	$—	$1,692	$1,337	$—	$—	$377	$322
CLO	5,731	30	5,311	5,314	4,022	140	8,333	236	447	19
Corporate debt	—	—	—	—	7,837	135	—	—	7,841	138
Other	1,295	531	379	438	862	79	484	75	27	4
Unmatched	—	—	—	—	—	—	2,811	186	—	—

	$9,975	$774	$5,690	$5,752	$14,413	$1,691	$11,628	$497	$8,692	$483

Oct. 31, 2010	$12,006	$855	$7,284	$7,428	$15,163	$1,997	$13,102	$719	$8,469	$574

(1)	Excluded from the table above are certain trading securities with a fair value of US$750 million that are held in consolidated variable interest entities (VIEs), as any change in fair value of these securities is offset by a change in fair value of liabilities in the consolidated VIEs. Also excluded from this table are equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with a notional of US$239 million and a carrying value of US$17 million.
U.S. residential mortgage market (USRMM) — collateralized debt obligation (CDO)
Our net USRMM positions, comprising trading securities and written credit derivatives, amounted to US$568 million. A significant portion of our USRMM positions represents commercial mortgage-backed securities (CMBS) collateral that comprised a relatively small percentage of the notional at the inception of these positions. As at April 30, 2011, approximately 90% of the positions were hedged by a fully cash collateralized limited recourse note (issued in 2008). The limited recourse note is not included in the table above. Approximately 10% of the positions were hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements. None of our USRMM positions were hedged with financial guarantors.
Collateralized loan obligation (CLO)
Our CLO positions consist of super senior tranches of CLOs backed by diversified pools of U.S. (70%) and European-based (27%) non-investment grade senior secured leveraged loans. As at April 30, 2011, approximately 5% of the total notional amount of the CLO tranches was rated equivalent to AAA, 58% was rated between the equivalent of AA+ and AA-, and the remainder was rated between the equivalent of A+ and A-. For positions hedged with financial guarantors as at April 30, 2011, approximately 13% of the underlying collateral was rated equivalent to BB- or higher, 59% was rated between the equivalent of B+ and B-, 14% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions that are hedged with financial guarantors have a weighted average life of 3.0 years and average subordination of 32%.

CIBC Second Quarter 2011	15

Corporate debt
Our corporate debt positions consist of super senior synthetic CDO tranches referencing diversified indices of corporate loans and bonds. Approximately 33% of the corporate debt underlyings were rated equivalent to A- or higher, 46% were rated between the equivalent of BBB+ and BBB-, 18% were rated equivalent to BB+ or lower, and the remainder were unrated. The corporate debt positions mature within two to six years and have original attachment points of 20% to 30%.
Other
Our significant positions in Other, as at April 30, 2011, include:
▪	US$361 million notional value of CDOs consisting of trust preferred securities collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as loans and had a fair value of US$253 million and carrying value of US$309 million;
▪	US$223 million notional value of trading securities with a fair value of US$167 million, and US$442 million notional value of written protection with a fair value of US$76 million, on inflation-linked notes and CDO tranches with collateral consisting of high yield corporate debt portfolios, trust preferred securities and non-U.S. residential mortgage-backed securities (RMBS), with 54% rated the equivalent of AA- or higher and the remaining rated equivalent of B- or lower;

▪	A trading security with a notional and fair value of US$118 million, with underlying collateral comprised of Canadian residential mortgages insured under the National Housing Act;
▪	US$85 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$71 million and carrying value of US$74 million;
▪	Variable rate Class A-1/A-2 notes classified as trading securities with a fair value of US$236 million and a notional value of US$306 million, and tracking notes classified as AFS with a fair value and carrying value of $8 million and a notional value of $83 million. These notes were originally received in exchange for our non-bank sponsored ABCP in January 2009, upon the ratification of the Montreal Accord restructuring;
▪	US$317 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring; and
▪	Liquidity and credit related facilities to third-party non-bank sponsored ABCP conduits. Of the US$124 million facilities mostly relating to U.S. CDOs, US$34 million was drawn.
Unmatched
The underlying in our unmatched positions are super senior synthetic CDO tranches referencing diversified indices of corporate loans and bonds, a loan backed by film receivables, and a CLO tranche.
Credit protection purchased from financial guarantors and other counterparties
The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s and/or Moody’s Investors Service), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$62 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

							Credit protection purchased
							from financial guarantors
	Notional amounts of referenced assets						and other counterparties
US$ millions, as at		Corporate	CDO -			Total	Fair value		Fair value
April 30, 2011	CLO	debt	USRMM	Other	Unmatched	notional	before CVA	CVA	net of CVA

Financial guarantors (1)
Investment grade	$5,051	$—	$—	$113	$210	$5,374	$449	$(77)	$372
Non-investment grade	75	—	—	267	2,400	2,742	86	(35)	51
Unrated	3,207	—	—	104	201	3,512	145	(71)	74

	8,333	—	—	484	2,811	11,628	680	(183)	497

Other counterparties (1)
Investment grade	447	22	377	27	—	873	345	2	347
Unrated	—	7,819	—	—	—	7,819	138	(2)	136

	$447	$7,841	$377	$27	$—	$8,692	$483	$—	$483

Total	$8,780	$7,841	$377	$511	$2,811	$20,320	$1,163	$(183)	$980

Oct. 31, 20 10	$10,355	$8,242	$402	$747	$1,825	$21,571	$1,587	$(294)	$1,293

(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.
The unrated other counterparties are Canadian conduits (Great North Trust and MAV I). These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at April 30, 2011 was US$704 million.
Gain on reduction of unfunded commitment on a variable funding note (VFN)
In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. Refer to “Contingent liabilities” section for additional details.

16	CIBC Second Quarter 2011

Other selected activities
Securitization business
As at April 30, 2011, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.5 billion (October 31, 2010: $2.1 billion). The estimated weighted average life of these assets was 1.2 years (October 31, 2010: 1.5 years). Our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors were $5 million (October 31, 2010: $110 million). Our committed backstop liquidity facilities to these conduits were $1.9 billion (October 31, 2010: $2.6 billion). We also provided credit facilities of $40 million (October 31, 2010: $40 million) to these conduits as at April 30, 2011.
     We also participated in a syndicated facility for a 364-day commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. As at April 30, 2011, we funded $73 million (October 31, 2010: $72 million) by the issuance of bankers’ acceptances.
     We also securitize our mortgages and credit card receivables. Details of our consolidated VIEs and securitization transactions during the quarter are provided in Note 5 to the interim consolidated financial statements. Further details of our securitization activities are provided on pages 63 to 65 of our 2010 Annual Report.
U.S. real estate finance
As at April 30, 2011, the drawn and undrawn exposures, net of write-downs and allowance for credit losses, amounted to $1.9 billion (October 31, 2010: $1.8 billion) and $699 million (October 31, 2010: $885 million), respectively. The allowance for credit losses on these loans was $78 million (October 31, 2010: $76 million).
     As at April 30, 2011, we had $170 million (October 31, 2010: $149 million) of net impaired loans. In addition, $296 million of drawn loans (October 31, 2010: $276 million) and $5 million of undrawn commitments (October 31, 2010: $4 million) were included in the credit watch list. Net provision for credit losses of $4 million and $8 million were recognized during the quarter and six months ended April 30, 2011, respectively (provision for credit losses of $26 million and $55 million for the quarter and six months ended April 30, 2010, respectively).
     As at April 30, 2011, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2010: fair value of less than $1 million).
Leveraged finance
The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.
European leveraged finance
In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.
     As at April 30, 2011, the drawn and undrawn exposures of our European leveraged loans, net of write-downs and allowance for credit losses, amounted to $476 million (October 31, 2010: $721 million) and $104 million (October 31, 2010: $140 million), respectively. Our exposure has declined primarily due to repayments during the period. The allowance for credit losses on the drawn loans was $22 million (October 31, 2010: $25 million).
     As at April 30, 2011, we had net impaired loans of $29 million (October 31, 2010: $51 million). In addition, $347 million of drawn loans (October 31, 2010: $336 million) and $42 million of undrawn commitments (October 31, 2010: $43 million) were included in the credit watch list. Net reversals of credit losses of $2 million were recognized during the quarter and six months ended April 30, 2011 (nil and $3 million for the quarter and six months ended April 30, 2010, respectively).
U.S. leveraged finance
We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.
     As at April 30, 2011, the drawn and undrawn exposures of our U.S. leveraged loans, including loans originated through Oppenheimer, net of write-downs and allowance for credit losses, amounted to $167 million (October 31, 2010: $232 million) and $211 million (October 31, 2010: $321 million), respectively. Our exposure has declined primarily due to repayments during the period. The allowance for credit losses on these loans was $11 million (October 31, 2010: $16 million).
     As at April 30, 2011, we had $5 million (October 31, 2010: $13 million) of net impaired loans. In addition, $117 million of drawn loans (October 31, 2010: $127 million) and $21 million of undrawn commitments (October 31, 2010: $31 million) were included in the credit watch list. Net reversals of credit losses of $1 million and $6 million were recognized during the quarter and six months ended April 30, 2011, respectively (nil and $3 million for the quarter and six months ended April 30, 2010, respectively).

CIBC Second Quarter 2011	17

FINANCIAL CONDITION
Review of consolidated balance sheet

	2011	2010
$ millions, as at	Apr. 30	Oct. 31

Assets
Cash and deposits with banks	$37,405	$12,052
Securities	84,081	77,608
Securities borrowed or purchased under resale agreements	38,853	37,342
Loans, net of allowance	179,804	176,892
Derivative instruments	21,248	24,682
Other assets	22,715	23,464

Total assets	$384,106	$352,040

Liabilities and shareholders’ equity
Deposits	$278,602	$246,671
Derivative instruments	22,446	26,489
Obligations related to securities lent or sold short or under repurchase agreements	40,569	37,893
Other liabilities	20,741	20,256
Subordinated indebtedness	5,150	4,773
Non-controlling interests	156	168
Shareholders’ equity	16,442	15,790

Total liabilities and shareholders’ equity	$384,106	$352,040

Assets
As at April 30, 2011, total assets were up $32.1 billion or 9% from October 31, 2010.
     Cash and deposits with banks increased by $25.4 billion mainly due to higher treasury deposit placements.
     Securities were up $6.5 billion or 8%, due to an increase in trading securities, partially offset by decreases in designated at fair value (FVO) and AFS securities. Trading securities increased mainly in the equity and government portfolios. FVO securities decreased due to the sale of mortgage-backed securities and AFS securities decreased largely in government-issued short-term notes.
     Securities borrowed or purchased under resale agreements were up $1.5 billion or 4%, primarily due to client demand.
     Loans increased by $2.9 billion or 2%. Residential mortgages were up $3.6 billion due to mortgage originations, partially offset by securitizations, principal repayments, and liquidations. Credit card loans were down $1.6 billion primarily due to securitizations. Business and government loans were up $1.0 billion primarily due to the purchase of all the retained interests, in the form of notes, relating to the credit card securitizations.
     Derivative instruments decreased by $3.4 billion or 14%, primarily due to a decrease in valuation of interest rate derivatives partially offset by an increase in valuation of foreign exchange derivatives.
     Other assets decreased by $749 million or 3%, mainly due to lower collateral pledged, partially offset by higher banker’s acceptances.
Liabilities
As at April 30, 2011, total liabilities were up $31.4 billion or 9% from October 31, 2010.
     Deposits increased by $31.9 billion or 13% due to funding requirements.
     Derivative instruments decreased by $4.0 billion or 15%, due to the same reasons noted above for derivative assets.
     Obligations related to securities lent or sold short or under repurchase agreements increased by $2.7 billion or 7%, reflecting our funding requirements and client-driven activities.
     Other liabilities increased by $485 million or 2%, largely due to higher banker’s acceptances.
     Subordinated indebtedness increased by $377 million or 8%, reflecting the net issuance and redemption activities, as explained in the “Significant capital management activity” section below.
Shareholders’ equity
Shareholders’ equity increased by $652 million or 4%, primarily due to a net increase in retained earnings, and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans. These were offset in part by a decrease in accumulated other comprehensive income (AOCI) due to foreign exchange losses net of hedges on investments in self-sustaining foreign operations.

18	CIBC Second Quarter 2011

Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 59 to 63 of the 2010 Annual Report.
Recent revisions to regulatory capital requirements
In order to promote a more resilient banking sector and strengthen global capital standards, the Basel Committee on Banking Supervision (BCBS) proposed significant enhancements and capital reforms to the current framework. The revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning numerous new requirements.
Significant Basel III reforms include the following:
•	Introducing a new minimum common equity ratio (the Common Equity Tier 1 ratio). Items such as goodwill and intangible assets will be deducted from common equity for the purpose of calculating this new ratio. The deductions will be phased-in commencing January 1, 2013. Banks will be required to meet the new Common Equity Tier 1 ratio standard during a transition period beginning January 1, 2013 and ending on January 1, 2019. The minimum requirement, including a conservation buffer, increases during the transition period.
•	Increasing the minimum Tier 1 capital and Total capital ratios. These increases will also be phased-in commencing January 1, 2013 with banks expected to meet the new standards through a transition period ending on January 1, 2019.
•	Amending the rules on instruments that can be considered qualifying capital instruments for the purposes of calculating regulatory capital. In particular, Basel III requires that capital instruments be capable of absorbing loss at the point of non-viability of a financial institution. The inclusion of non-qualifying capital instruments in regulatory capital calculations will be phased-out between January 1, 2013 and January 1, 2022.
•	Introducing a new global leverage ratio to address balance sheet leverage. The BCBS will be monitoring and refining this new ratio between 2011 and 2017 before its final implementation in 2018.
In February 2011, the Office of the Superintendent of Financial Institutions (OSFI) issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. CIBC expects to exercise its regulatory event redemption rights in fiscal 2022 in respect of the $300 million 10.25% CIBC Tier 1 Notes — Series B due June 30, 2108 issued by CIBC Capital Trust.
     We maintain prudent capital planning practices to ensure CIBC is adequately capitalized and continues to exceed minimum standards and internal targets. Based on our current understanding of the revised capital requirements, we expect to exceed the new requirements ahead of implementation timelines that have been proposed by BCBS and confirmed by OSFI, while continuing to invest for future growth.
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by OSFI.
     The following table presents our regulatory capital measures:

	2011	2010
$ millions, as at	Apr. 30	Oct. 31

Capital
Tier 1 capital	$15,656	$14,851
Total regulatory capital	20,047	18,966

Risk-weighted assets (RWAs)
Credit risk	$85,405	$86,782
Market risk	2,575	1,625
Operational risk	18,356	18,256

Total risk-weighted assets	$106,336	$106,663

Capital ratios
Tier 1 capital ratio	14.7%	13.9%
Total capital ratio	18.9%	17.8%
Assets-to-capital multiple	18.2x	17.0x

Tier 1 capital ratio was up 0.8% and the total capital ratio was up 1.1% from October 31, 2010. The capital ratios benefited from an increase in both Tier 1 and total regulatory capital and a slight decrease in RWAs.
     Tier 1 and total regulatory capital increased from October 31, 2010 mainly due to internal capital generation and the issuance of common shares, offset in part by the foreign currency translation losses component of AOCI. The change in total regulatory capital also reflected the $1,500 million 3.15% Debentures issued on November 2, 2010 and the redemption of all $1,080 million of our remaining 4.55% Medium Term Notes on March 28, 2011 noted below.
     RWAs were down marginally by $327 million from October 31, 2010 as a decrease in credit risk RWAs, partly due to the effect of a strengthening Canadian dollar on foreign currency denominated assets, was largely offset by an increase in market risk RWAs.
     Market risk RWAs increased in part due to the implementation of incremental sensitivity-based enhancements to our Value-at-Risk (VaR) model in the first quarter of 2011 (refer to “Market risk” section for additional details). Also during the first quarter, we migrated our

CIBC Second Quarter 2011	19

remaining structured credit run-off business exposures to the banking book for regulatory capital purposes, which resulted in a decrease in trading-related counterparty credit risk RWAs and corresponding increases in securitization-related RWAs, corporate RWAs, and regulatory capital deductions.
Significant capital management activity
On November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.
     On March 28, 2011, we redeemed all $1,080 million of our remaining 4.55% Medium Term Notes (subordinated indebtedness) due March 28, 2016. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
     On April 28, 2011, we redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares at a price of $10.00 per share for cash.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitization-related sales, derivatives, credit-related arrangements, and guarantees. Details of our off-balance sheet arrangements are provided on pages 63 to 65 of the 2010 Annual Report.
     The following table summarizes our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC-sponsored/structured and third-party structured). Investment and loans are stated at carrying value. Undrawn liquidity and credit facilities are notional amounts net of any investment and loans to the entities. Written credit derivatives are notional amounts of written options and total return swaps under which we assume exposures.

	2011			2010
	Apr. 30			Oct. 31
		Undrawn			Undrawn
		liquidity	Written		liquidity	Written
	Investment	and credit	credit	Investment	and credit	credit
$ millions, as at	and loans(1)	facilities	derivatives(2)	and loans (1)	facilities	derivatives (2)

CIBC-sponsored conduits	$78	$1,526	$—	$182	$2,182	$—
CIBC-structured CDO vehicles	390	33	332	448	50	389
Third-party structured vehicles — structured credit run-off	5,622	525	4,486	7,696	585	5,128
Third-party structured vehicles — continuing	2,305	9	—	1,778	—	—

(1)	Excludes securities issued by, retained in, and derivatives with entities established by Canada Mortgage and Housing Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $4.8 billion (October 31, 2010: $6.4 billion) of the exposures related to CIBC-structured CDO and third-party structured vehicles were hedged by credit derivatives.

(2)	The negative fair value recorded on the interim consolidated balance sheet was $0.8 billion (October 31, 2010: $1.1 billion). Notional of $4.1 billion (October 31, 2010: $4.7 billion) were hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $0.4 billion (October 31, 2010: $0.5 billion). Accumulated fair value losses amount to $0.4 billion (October 31, 2010: $0.5 billion) on unhedged written credit derivatives.
Additional details of our own asset securitization activities and our exposures to VIEs are provided in Note 5 to the interim consolidated financial statements.

20	CIBC Second Quarter 2011

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 66 to 85 of the 2010 Annual Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 66 and 67 of the 2010 Annual Report.
     The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.
•	Card Products Risk Management — This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability.
•	Retail Lending and Wealth Risk Management — This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities.
•	Wholesale Credit and Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios.
•	Risk Services — This unit is responsible for regulatory and economic capital reporting, operational risk management, and enterprise-wide risk and stress analysis and reporting. Risk Services is also responsible for policies associated with credit and operational risks, including reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $541.2 billion as at April 30, 2011 (October 31, 2010: $500.4 billion). Overall exposure was up $40.7 billion, primarily due to an increase in drawn exposures in the business and government portfolios, as well as the increase in securitization exposures resulting from the migration of the remaining exposures in the structured credit run-off business in the first quarter of 2011, from the trading book to the banking book, for regulatory capital purposes. The following table shows the gross EAD, before credit risk mitigation:

	2011	2010
$ millions, as at	Apr. 30	Oct. 31

Business and government portfolios-AIRB approach
Drawn	$117,407	$92,190
Undrawn commitments	27,514	27,256
Repo-style transactions	81,015	81,065
Other off-balance sheet	49,639	47,031
OTC derivatives	13,985	14,580

Gross EAD on business and government portfolios	$289,560	$262,122

Retail portfolios-AIRB approach
Drawn	141,492	137,562
Undrawn commitments	71,136	68,188
Other off-balance sheet	400	399

Gross EAD on retail portfolios	$213,028	$206,149

Standardized portfolios	13,868	14,571
Securitization exposures	24,694	17,592

Gross EAD	$541,150	$500,434

CIBC Second Quarter 2011	21

Included in the business and government portfolios-advanced internal ratings based (AIRB) approach is EAD of $496 million in the probability of default band considered watch list as at April 30, 2011 (October 31, 2010: $607 million). The decrease in watch list exposures was across the portfolio, but particularly within our structured credit run-off business.
Exposure to certain countries and regions
Several European countries especially Greece, Ireland, Italy, Portugal, and Spain have continued to experience credit concerns. We have no direct sovereign exposure to any of these countries (October 31, 2010: $43 million). We have no direct non-sovereign exposure to Greece and Portugal. Our direct non-sovereign exposure to borrowers within the other countries is materially all to investment grade banks, with $88 million (October 31, 2010: $232 million) in deposits with banks, $192 million (October 31, 2010: $185 million) in derivative MTM receivables (before any collateral held), and $2 million (October 31, 2010: $12 million) in letters of credit.
     Our exposure to counterparties in selected countries in the Middle East and North Africa (Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen) that have either experienced or may be at risk of unrest is $5 million (October 31, 2010: $4 million) in letters of credit and $4 million (October 31, 2010: $5 million) in derivative MTM receivables (before any collateral held).
     We also have indirect exposures through CLO securities in our structured-credit run-off portfolio (where we benefit from significant subordination to our position) to the European countries noted above. These amounted to $564 million (October 31, 2010: $640 million). We have no exposure to the Middle East and North African countries noted above through these CLO securities.
Counterparty credit exposure
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements in our 2010 Annual Report.
     We establish a CVA for expected future credit losses from each of our derivative counterparties. As at April 30, 2011, the CVA for all derivative counterparties was $191 million (October 31, 2010: $325 million).
     The following tables show the rating profile of derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral), impaired loans, and allowance for credit losses.

		2011		2010
$ billions, as at		Apr. 30		Oct. 31

	Exposure

Standard & Poor’s rating equivalent
AAA to BBB-	$6.34	87.9%	$6.45	86.7%
BB+ to B-	0.85	11.8	0.82	11.0
CCC+ to CCC-	0.01	0.1	0.01	0.1
Below CCC-	0.01	0.2	0.02	0.3
Unrated	—	—	0.14	1.9

	$7.21	100.0%	$7.44	100.0%

	2011	2010
$ millions, as at	Apr. 30	Oct. 31

Gross impaired loans
Consumer	$704	$756
Business and government (1)	1,038	1,080

Total gross impaired loans	$1,742	$1,836

Allowance for credit losses
Consumer (2)	$969	$1,034
Business and government (1)(2)	717	686

Total allowance for credit losses	$1,686	$1,720

Comprises:
Specific allowance for loans	$618	$631
General allowance for loans (3)	1,068	1,089

Total allowance for credit losses	$1,686	$1,720

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	During the first quarter, we securitized $1.7 billion of credit card receivables and purchased all of the retained interests, in the form of notes, relating to the securitization, which have been included within business and government loans. Accordingly, we reclassified a related general allowance of $61 million from credit card to business and government loans.

(3)	Excludes allowance on undrawn credit facilities of $49 million (October 31, 2010: $64 million).
Gross impaired loans were down $94 million or 5% from October 31, 2010. Consumer gross impaired loans were down $52 million or 7% due to lower new classifications in residential mortgages and personal lending. Business and government gross impaired loans were down $42 million or 4%, attributable to a decrease in the manufacturing, transportation, publishing, printing, and broadcasting sectors.
     The total allowance for credit losses was down $34 million or 2% from October 31, 2010. Canadian and U.S. allowances for credit losses make up 78% and 9%, respectively, of the total allowance. The specific allowance was down $13 million or 2% from October 31, 2010, mainly driven by personal lending, reflective of improving delinquencies. The general allowance for credit losses was down $21 million, or 2% from October 31, 2010. Improvement in the business and government and Visa portfolios have been offset somewhat by a build up of the general allowance applicable to the acquired MasterCard portfolio. Since we acquired only performing accounts, the build up in general allowance is due to the portfolio seasoning to normal levels of delinquency.
     For details on the provision for credit losses, see the “Overview” section.

22	CIBC Second Quarter 2011

Market risk
Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     In June 2010, the BCBS announced the delay of the implementation of revisions to the Basel II market risk framework until December 2011. We are working on a series of enhancements to our VaR models in order to meet the new regulatory requirements and ensure more complete risk capture, which will increase our VaR measure. In the first quarter of 2011, we implemented incremental sensitivity-based (ISB) enhancements to our VaR. The ISB risk measures included in our internal VaR model are equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk.
Trading activities
The following table shows VaR by risk type for CIBC’s trading activities.
     The VaR for the three months ended April 30, 2011 and comparative periods, disclosed in the table and backtesting chart below, exclude our exposures in our structured credit run-off business as described on pages 50 to 56 of the 2010 Annual Report. Commencing in the first quarter of 2011, the structured credit run-off business is reported as part of our non-trading business for regulatory capital purposes. Previously these positions were reported in our trading business.
     Total average risk was comparable to the prior quarter.
     Actual market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
VaR by risk type — trading portfolio

As at or for the three months ended									For the six months ended
				2011		2011		2010	2011	2010
	Apr. 30 (1)				Jan. 31 (1)		Apr. 30		Apr. 30 (1)	Apr. 30
$ millions	High(2)	Low(2)	As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$6.7	$2.6	$4.8	$4.3	$4.1	$3.5	$5.0	$4.1	$3.9	$3.4
Credit spread risk	1.5	0.6	1.1	1.1	0.7	0.9	0.7	0.4	1.0	0.4
Equity risk	6.2	3.3	3.5	4.4	4.1	3.8	1.2	1.3	4.1	1.3
Foreign exchange risk	2.4	0.3	0.5	1.2	1.3	1.2	1.6	1.4	1.2	1.1
Commodity risk	1.9	1.0	1.4	1.4	1.0	0.8	0.7	0.4	1.1	0.5
Debt specific risk	3.5	1.3	2.4	2.5	1.8	2.4	1.8	1.5	2.4	1.5
Diversification effect (3)	n/m	n/m	(6.4)	(7.2)	(4.5)	(5.0)	(5.4)	(4.0)	(6.1)	(3.8)

Total risk	$9.4	$6.0	$7.3	$7.7	$8.5	$7.6	$5.6	$5.1	$7.6	$4.4

(1)	Commencing in the first quarter of 2011, reflects ISB risk measures including equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk relating to trading activities. Comparative information for these measures prior to the first quarter of 2011 is not available.

(2)	Balances for respective risk types were calculated on different business days during the quarter.

(3)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 95% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $3 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes a loss of $51 million related to changes in exposures and fair values of assets in the structured credit run-off business due to their booking as part of non-trading business.

CIBC Second Quarter 2011	23

Backtesting of trading revenue (TEB)(1) versus VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis points increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.
Interest rate sensitivity — non-trading (after-tax)

			2011			2011			2010
			Apr. 30			Jan. 31			Apr. 30

$ millions, as at	C$	US$	Other	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Increase (decrease) in net income	$181	$(2)	$5	$95	$(3)	$2	$50	$(54)	$6
Decrease in present value of shareholders’ equity (1)	(12)	(154)	(30)	(70)	(89)	(19)	(15)	(115)	—
100 basis points decrease in interest rates
Increase (decrease) in net income	(198)	10	(5)	(165)	6	(2)	(64)	35	(5)
Decrease (increase) in present value of shareholders’ equity (1)	(28)	148	30	(75)	76	16	63	95	—

200 basis points increase in interest rates
Increase (decrease) in net income	$358	$(5)	$10	$183	$(6)	$4	$97	$(109)	$12
Increase (decrease) in present value of shareholders’ equity (1)	(33)	(308)	(59)	(181)	(177)	(38)	(29)	(231)	1
200 basis points decrease in interest rates
Increase (decrease) in net income	(345)	21	(10)	(252)	10	(1)	(28)	51	(5)
Decrease (increase) in present value of shareholders’ equity (1)	(77)	288	49	(193)	141	30	195	152	4

(1)	Commencing the third quarter of 2010, amounts reported exclude the impact of structural assumptions relating to shareholders’ equity.

24	CIBC Second Quarter 2011

Liquidity risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding and totalled $108.9 billion as at April 30, 2011 (October 31, 2010: $108.6 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     Balance sheet liquid assets are summarized in the following table:

	2011	2010
$ billions, as at	Apr. 30	Oct. 31

Cash	$1.2	$1.3
Deposits with banks	36.2	10.7
Securities issued by Canadian governments (1)	6.4	5.4
Mortgage-backed securities (1)	18.0	20.1
Other securities (2)	48.0	40.9
Securities borrowed or purchased under resale agreements	38.9	37.3

Total assets	$148.7	$115.7

(1)	Represent securities with residual term to contractual maturity of more than one year.

(2)	Comprise of AFS and FVO securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at April 30, 2011 totalled $34.4 billion (October 31, 2010: $33.5 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On December 15, 2010, Fitch changed CIBC’s outlook from negative to stable. During the quarter, there were no changes to our credit ratings or outlook at the major credit rating agencies.
     Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 83 to 84 of the 2010 Annual Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Other risks
We also have policies and processes to measure, monitor and control other risks, including operational, reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 84 to 85 of the 2010 Annual Report.

CIBC Second Quarter 2011	25

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2010 Annual Report. Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions, see pages 86 to 91 of the 2010 Annual Report.
Valuation of financial instruments
Debt and equity trading securities, obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. FVO financial instruments include debt securities, business and government loans, and business and government deposits.
     The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-observable market inputs (Level 3), for the structured credit run-off business and consolidated CIBC:

	Structured credit		Total	Total
$ millions, as at April 30, 2011	run-off business		CIBC	CIBC(1)

Assets
Trading securities	$1,436	(2)	$1,441	3.9%
AFS securities	7		3,023	11.7
FVO securities and loans	—		11	0.1
Derivative instruments	942		1,087	5.1

Liabilities
FVO deposits	$1,028		$1,324	38.9%
Derivative instruments	1,614		2,375	10.6

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.

(2)	Includes $710 million (US$750 million) of trading securities that are held in consolidated VIEs. Any change in fair value of these securities is offset by a change in fair value of liabilities in the consolidated VIEs.
Sensitivity of Level 3 financial assets and liabilities
Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.
     For credit derivatives purchased from financial guarantors, our CVA is driven off market-observed credit spreads, where available and appropriate. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market credit spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we have neither experienced nor expect future credit losses.

26	CIBC Second Quarter 2011

     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     ABS are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.
     Our unhedged structured credit positions (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $49 million in our unhedged USRMM portfolio and $101 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost, and before the impact of a limited recourse note hedge. The fair value of the limited recourse note, which is a hedge of positions classified as USRMM, is expected to reasonably offset any changes in the fair value of the underlying positions.
     For our hedged positions, there are two categories of sensitivities, the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $19 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $8 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $1 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $47 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $21 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $92 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $200 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $25 million.
     A net loss of $58 million and a net gain of $63 million, for the quarter and six months ended April 30, 2011, respectively (net gain of $378 million and $384 million for the quarter and six months ended April 30, 2010, respectively) were recognized in the interim consolidated statement of operations, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters.
     The following table summarizes our valuation adjustments:

	2011	2010
$ millions, as at	Apr. 30	Oct. 31

Trading securities
Market risk	$2	$2
Derivatives
Market risk	61	64
Credit risk	191	325
Administration costs	6	6

Total valuation adjustments	$260	$397

Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. Fair value adjustments and write-downs may change as events warrant and may not reflect ultimate realizable amounts.

CIBC Second Quarter 2011	27

Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. In October 2010, the bankruptcy court issued an order, at the request of the Lehman Estate, staying all proceedings in the action for a period of nine months.
     Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.
U.S. regulatory developments
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains financial reforms, including increased consumer protection, regulation of the over-the-counter (OTC) derivative markets, heightened capital and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S., and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking and will be implemented over several years, the impact on CIBC is difficult to anticipate until the implementing regulations are finalized and released. At this point, we do not expect the Dodd-Frank Act to have a significant impact on our results.
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first interim consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information, also prepared in accordance with IFRS, including an opening IFRS consolidated balance sheet as at November 1, 2010.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition program has been divided into three phases: (i) discovery; (ii) execution; and (iii) conversion. The discovery phase included an accounting diagnostic, which identified the accounting standards that are relevant to CIBC, and the identification and planning for the execution phase. The execution phase, which we are currently in, commenced with a detailed analysis of the IFRS standards and continues through to the preparation of the policies, processes, technologies, strategies, and reporting for the upcoming transition. The final conversion phase will report on the new IFRS standards in 2012 and reconcile Canadian GAAP to IFRS with fiscal 2011 comparative information under IFRS.
     Our IFRS transition project continues to progress on track with our transition plan. We have appropriately engaged our external and internal auditors to review key milestones and activities as we progress through the transition. The opening IFRS consolidated balance sheet is in the process of being audited, which will be completed during the remainder of fiscal 2011.
Process, financial reporting controls, and technology
Consistent with our work effort in the last two quarters of fiscal 2010, we completed a significant amount of the development of the business processes and internal controls over financial reporting to enable us to prepare our comparative opening November 1, 2010 consolidated balance sheet and restate our comparative fiscal 2011 consolidated financial statements to IFRS, while at the same time preparing normal course fiscal 2011 Canadian GAAP financial information. Our technology-based comparative year reporting facility is currently being utilized to track 2011 comparative IFRS financial information.
     In the first and second quarters of the fiscal 2011 comparative year, the focus was on preparing the IFRS opening November 1, 2010 consolidated balance sheet. In the second quarter, we also focused on the preparation of the statement of operations for the first comparative quarter of 2011 and the preparation of the IFRS 1, “First-Time Adoption of International Financial Reporting

28	CIBC Second Quarter 2011

Standards”, transition note with the accompanying financial statement reconciliations that will be included in our first published IFRS financial statements for the quarter ending January 31, 2012. We used our comparative year reporting facility together with our surrounding controls and processes to prepare these IFRS financial statement reconciliations.
     We continue to develop the business processes and controls related to transactional level accounting, including those related to the greater use of on-balance sheet accounting as a result of IFRS differences concerning the derecognition of financial assets. While we identified additional resource and process requirements during fiscal 2010 as part of our assessment and execution work, we do not require any significant modifications to our supporting information technology systems, nor do we expect any significant changes to our business activities. Identified technology impacts continue to include the realignment of system feeds to more efficiently report our securitized mortgages on the consolidated balance sheet. More detailed work associated with streamlining the system feeds will continue to occur during fiscal 2011 in line with our plans.
     Concurrent with preparing for the impact of IFRS on our financial reporting, we have also continued to focus on preparing CIBC for impacts that IFRS will have on the financial statements of our clients and counterparties, including impacts to our loan management processes, controls, and risk rating system.
Communications and training
Information regarding the progress of the project continued to be communicated to internal stakeholders during the first half of fiscal 2011, including our Audit Committee, senior executives and the Program Steering Committee, and to external stakeholders including our external auditor. Communications to external stakeholders will continue through the quarterly and annual reports. We also participated in an industry-sponsored IFRS education event to communicate the broad impacts of IFRS on the banking industry to analysts and investors. We have also communicated IFRS impacts to rating agencies.
     We believe we have the financial reporting expertise to support our transition to IFRS. We have accounting policy staff dedicated to assessing the impact of IFRS and consulting with external advisors as necessary. In 2009, we launched an enterprise-wide training program to raise the level of awareness of IFRS throughout CIBC, and to prepare staff to perform in an IFRS environment. We completed the delivery of our training program during fiscal 2010, which included separate learning paths for: (i) groups that need to understand and execute on the impact of IFRS on CIBC and its subsidiaries; and (ii) groups, such as Risk Management and the businesses, that need to understand the impact of transitioning away from Canadian GAAP on CIBC as well as our Canadian clients and counterparties. While the training was completed during fiscal 2010, refresh sessions were delivered during the first quarter of fiscal 2011, and will continue to be provided in 2011 as required.
Financial impacts
The requirements concerning the transition to IFRS are set out in IFRS 1, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from full restatement, available under the transitional rules that we continue to evaluate. We did finalize the transitional election related to the November 1, 2010 classification of financial instruments, including the designation of $350 million carrying value of Canadian GAAP loans and receivables (fair value of $270 million) as fair value through profit and loss under IFRS.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for employment benefits. Other areas include, but are not limited to, consolidations, accounting for share-based compensation, measurement and impairment of equity instruments, accounting for foreign exchange, accounting for joint ventures, and measurement of loss contingencies. For more information on financial impacts, refer to pages 94 and 95 of our 2010 Annual Report.
Future changes
Proposed changes to the IFRS accounting standards which may be significant for us include changes in the areas of employee benefits, loan loss provisioning, the classification and measurement of financial instruments, and hedge accounting. We expect that the changes arising from the proposed standards will not be effective for us until the years following our IFRS transition in fiscal 2012. During the first half of fiscal 2011, we continued to monitor these proposed changes to IFRS, as well as potential changes in the interpretation of existing IFRS on our assessment of the financial, capital, and business implications of the transition to IFRS.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that have not yet been finalized, and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our plans accordingly.

CIBC Second Quarter 2011	29

Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2011, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2011, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

30	CIBC Second Quarter 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Contents

32	Consolidated balance sheet
33	Consolidated statement of operations
34	Consolidated statement of comprehensive income
35	Consolidated statement of changes in shareholders’ equity
36	Consolidated statement of cash flows
37	Notes to the interim consolidated financial statements

37	Note 1	—	Fair value of financial instruments
39	Note 2	—	Significant disposition
40	Note 3	—	Securities
41	Note 4	—	Loans
42	Note 5	—	Securitizations and variable interest entities
43	Note 6	—	Subordinated indebtedness
44	Note 7	—	Share capital
44	Note 8	—	Financial guarantors
45	Note 9	—	Income taxes
45	Note 10	—	Employee future benefit expenses
45	Note 11	—	Earnings per share (EPS)
46	Note 12	—	Guarantees
46	Note 13	—	Contingent liabilities
47	Note 14	—	Segmented information
48	Note 15	—	Accounting developments

CIBC Second Quarter 2011	31

CONSOLIDATED BALANCE SHEET

	2011	2010
Unaudited, $ millions, as at	Apr. 30	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$2,133	$2,190

Interest-bearing deposits with banks	35,272	9,862

Securities (Note 3)
Trading	37,337	28,557
Available-for-sale (AFS)	25,861	26,621
Designated at fair value (FVO)	20,883	22,430

	84,081	77,608

Securities borrowed or purchased under resale agreements	38,853	37,342

Loans
Residential mortgages	97,123	93,568
Personal	34,270	34,335
Credit card	10,501	12,127
Business and government	39,596	38,582
Allowance for credit losses (Note 4)	(1,686)	(1,720)

	179,804	176,892

Other
Derivative instruments	21,248	24,682
Customers’ liability under acceptances	8,365	7,684
Land, buildings and equipment	1,593	1,660
Goodwill	1,847	1,913
Software and other intangible assets	609	609
Other assets (Note 9)	10,301	11,598

	43,963	48,146

	$384,106	$352,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$114,282	$113,294
Business and government	153,548	127,759
Bank	10,772	5,618

	278,602	246,671

Other
Derivative instruments	22,446	26,489
Acceptances	8,365	7,684
Obligations related to securities sold short	12,669	9,673
Obligations related to securities lent or sold under repurchase agreements	27,900	28,220
Other liabilities	12,376	12,572

	83,756	84,638

Subordinated indebtedness (Note 6)	5,150	4,773

Non-controlling interests	156	168

Shareholders’ equity
Preferred shares	3,156	3,156
Common shares (Note 7)	7,116	6,804
Contributed surplus	90	96
Retained earnings	6,801	6,095
Accumulated other comprehensive income (AOCI)	(721)	(361)

	16,442	15,790

	$384,106	$352,040

The accompanying notes are an integral part of these interim consolidated financial statements.

32	CIBC Second Quarter 2011

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Interest income
Loans	$1,865	$1,971	$1,720	$3,836	$3,481
Securities borrowed or purchased under resale agreements	87	96	32	183	62
Securities	493	502	353	995	724
Deposits with banks	14	18	11	32	20

	2,459	2,587	2,116	5,046	4,287

Interest expense
Deposits	690	722	496	1,412	998
Other liabilities	186	200	72	386	176
Subordinated indebtedness	55	55	43	110	86
Preferred share liabilities	—	—	8	—	16

	931	977	619	1,908	1,276

Net interest income	1,528	1,610	1,497	3,138	3,011

Non-interest income
Underwriting and advisory fees	128	162	87	290	231
Deposit and payment fees	183	186	184	369	374
Credit fees	93	92	77	185	164
Card fees	17	56	83	73	170
Investment management and custodial fees	122	119	117	241	227
Mutual fund fees	214	207	185	421	368
Insurance fees, net of claims	73	79	66	152	133
Commissions on securities transactions	138	139	120	277	241
Trading income (Note 8)	10	53	178	63	511
AFS securities gains, net	40	64	65	104	158
FVO losses, net (Note 1)	(81)	(98)	(88)	(179)	(293)
Income from securitized assets	270	215	120	485	271
Foreign exchange other than trading	32	70	65	102	143
Other	122	147	165	269	273

	1,361	1,491	1,424	2,852	2,971

Total revenue	2,889	3,101	2,921	5,990	5,982

Provision for credit losses (Note 4)	194	209	316	403	675

Non-interest expenses
Employee compensation and benefits (Note 10)	995	1,057	923	2,052	1,904
Occupancy costs	165	161	163	326	314
Computer, software and office equipment	246	244	241	490	483
Communications	76	75	76	151	145
Advertising and business development	51	47	47	98	89
Professional fees	42	36	48	78	91
Business and capital taxes	10	12	24	22	44
Other	209	190	156	399	356

	1,794	1,822	1,678	3,616	3,426

Income before income taxes and non-controlling interests	901	1,070	927	1,971	1,881
Income tax expense	221	268	261	489	547

	680	802	666	1,482	1,334
Non-controlling interests	2	3	6	5	22

Net income	678	799	660	1,477	1,312
Preferred share dividends and premiums	42	42	43	84	85

Net income applicable to common shares	$636	$757	$617	$1,393	$1,227

Weighted-average common shares outstanding (thousands)
- Basic	395,373	393,193	386,865	394,265	385,634
- Diluted	396,394	394,195	387,865	395,276	386,713
Earnings per share (in dollars) (Note 11)
- Basic	$1.61	$1.92	$1.60	$3.53	$3.18
- Diluted	$1.60	$1.92	$1.59	$3.52	$3.17
Dividends per common share (in dollars)	$0.87	$0.87	$0.87	$1.74	$1.74

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2011	33

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net income	$678	$799	$660	$1,477	$1,312

Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in self-sustaining foreign operations	(273)	(94)	(257)	(367)	(314)
Net gains (losses) on hedges of investments in self-sustaining foreign operations	84	29	77	113	94

	(189)	(65)	(180)	(254)	(220)

Net change in available-for-sale (AFS) securities
Net unrealized gains (losses) on AFS securities	22	(68)	(158)	(46)	(46)
Net (gains) losses on AFS securities reclassified to net income	(16)	(29)	(6)	(45)	(42)

	6	(97)	(164)	(91)	(88)

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(10)	(16)	8	(26)	(2)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	7	4	14	11	18

	(3)	(12)	22	(15)	16

Total OCI	$(186)	$(174)	$(322)	$(360)	$(292)

Comprehensive income	$492	$625	$338	$1,117	$1,020

The income tax allocated to each component of OCI is presented in the table below:

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in self-sustaining foreign operations	$1	$—	$3	$1	$5
Net gains (losses) on hedges of investments in self-sustaining foreign operations	(18)	(7)	(18)	(25)	(22)

	(17)	(7)	(15)	(24)	(17)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	2	22	64	24	19
Net (gains) losses on AFS securities reclassified to net income	8	13	2	21	20

	10	35	66	45	39

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	2	8	(4)	10	—
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	—	(3)	(2)	(3)	(2)

	2	5	(6)	7	(2)

	$(5)	$33	$45	$28	$20

The accompanying notes are an integral part of these interim consolidated financial statements.

34	CIBC Second Quarter 2011

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Preferred shares
Balance at beginning and end of period	$3,156	$3,156	$3,156	$3,156	$3,156

Common shares
Balance at beginning of period	$6,951	$6,804	$6,372	$6,804	$6,241
Issue of common shares	165	147	137	312	268

Balance at end of period	$7,116	$6,951	$6,509	$7,116	$6,509

Contributed surplus
Balance at beginning of period	$96	$96	$94	$96	$92
Stock option expense	1	2	3	3	6
Stock options exercised	(7)	(2)	(1)	(9)	(2)
Other	—	—	(2)	—	(2)

Balance at end of period	$90	$96	$94	$90	$94

Retained earnings

Balance at beginning of period	$6,509	$6,095	$5,432	$6,095	$5,156

Net income	678	799	660	1,477	1,312
Dividends
Preferred	(42)	(42)	(43)	(84)	(85)
Common	(344)	(342)	(336)	(686)	(671)
Other	—	(1)	—	(1)	1

Balance at end of period	$6,801	$6,509	$5,713	$6,801	$5,713

AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(640)	$(575)	$(535)	$(575)	$(495)
Net losses on translation of net foreign operations	(189)	(65)	(180)	(254)	(220)

Balance at end of period	$(829)	$(640)	$(715)	$(829)	$(715)

Net unrealized gains (losses) on AFS securities
Balance at beginning of period	$100	$197	$200	$197	$124
Net change in unrealized gains (losses) on AFS securities	6	(97)	(164)	(91)	(88)

Balance at end of period	$106	$100	$36	$106	$36

Net gains (losses) on cash flow hedges
Balance at beginning of period	$5	$17	$(5)	$17	$1
Net change in unrealized gains (losses) on cash flow hedges	(3)	(12)	22	(15)	16

Balance at end of period	$2	$5	$17	$2	$17

Total AOCI, net of tax	$(721)	$(535)	$(662)	$(721)	$(662)

Retained earnings and AOCI	$6,080	$5,974	$5,051	$6,080	$5,051

Shareholders’ equity at end of period	$16,442	$16,177	$14,810	$16,442	$14,810

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2011	35

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Cash flows provided by (used in) operating activities
Net income	$678	$799	$660	$1,477	$1,312
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	194	209	316	403	675
Amortization (1)	87	90	94	177	188
Stock option expense	1	2	3	3	6
Future income taxes	129	231	207	360	435
AFS securities gains, net	(40)	(64)	(65)	(104)	(158)
(Gains) losses on disposal of land, buildings and equipment	(1)	(3)	2	(4)	2
Other non-cash items, net	56	(101)	(21)	(45)	(237)
Changes in operating assets and liabilities
Accrued interest receivable	(65)	146	20	81	84
Accrued interest payable	136	(301)	5	(165)	(78)
Amounts receivable on derivative contracts	(1,797)	5,161	1,670	3,364	2,756
Amounts payable on derivative contracts	1,791	(5,404)	(1,351)	(3,613)	(2,743)
Net change in trading securities	(5,431)	(3,349)	984	(8,780)	(2,729)
Net change in FVO securities	1,386	161	1,192	1,547	3,567
Net change in other FVO assets and liabilities	(326)	223	(787)	(103)	(954)
Current income taxes	39	(103)	(121)	(64)	(229)
Other, net	410	1,019	1,536	1,429	1,749

	(2,753)	(1,284)	4,344	(4,037)	3,646

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	20,006	12,808	3,545	32,814	4,967
Obligations related to securities sold short	1,259	1,018	2,364	2,277	3,596
Net obligations related to securities lent or sold under repurchase agreements	(2,289)	1,969	(5,696)	(320)	(1,044)
Issue of subordinated indebtedness	—	1,500	1,100	1,500	1,100
Redemption/repurchase of subordinated indebtedness	(1,080)	—	(90)	(1,080)	(95)
Redemption of preferred share liabilities	—	(604)	—	(604)	—
Issue of common shares, net	165	147	137	312	268
Dividends	(386)	(384)	(379)	(770)	(756)
Other, net	144	(232)	(588)	(88)	(2,624)

	17,819	16,222	393	34,041	5,412

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(15,996)	(9,414)	—	(25,410)	(1,178)
Loans, net of repayments	(6,218)	(3,971)	(7,494)	(10,189)	(16,136)
Proceeds from securitizations	3,580	3,019	3,117	6,599	5,584
Purchase of AFS securities	(7,629)	(9,348)	(10,144)	(16,977)	(27,613)
Proceeds from sale of AFS securities	5,127	2,646	10,605	7,773	22,521
Proceeds from maturity of AFS securities	4,501	5,232	6,137	9,733	14,637
Net securities borrowed or purchased under resale agreements	2,158	(3,669)	(6,969)	(1,511)	(6,715)
Net cash provided by dispositions	—	54	(297)	54	(297)
Purchase of land, buildings and equipment	(54)	(27)	(11)	(81)	(68)

	(14,531)	(15,478)	(5,056)	(30,009)	(9,265)

Effect of exchange rate changes on cash and non-interest- bearing deposits with banks	(41)	(11)	(35)	(52)	(42)

Net increase (decrease) in cash and non-interest- bearing deposits with banks during period	494	(551)	(354)	(57)	(249)
Cash and non-interest-bearing deposits with banks at beginning of period	1,639	2,190	1,917	2,190	1,812

Cash and non-interest-bearing deposits with banks at end of period (2)	$2,133	$1,639	$1,563	$2,133	$1,563

Cash interest paid	$795	$1,278	$614	$2,073	$1,354
Cash income taxes paid	$54	$139	$175	$193	$342

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes restricted cash balances of $238 million (January 31, 2011: $227 million; April 30, 2010: $252 million).
The accompanying notes are an integral part of these interim consolidated financial statements.

36	CIBC Second Quarter 2011

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2010. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2010, as set out on pages 104 to 179 of the 2010 Annual Report.
1. Fair value of financial instruments
The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3
			Valuation technique —		Valuation technique —
	Quoted		observable		non-observable
	market price		market inputs		market inputs		Total		Total
	2011	2010	2011	2010	2011	2010	2011		2010
$ millions, as at	Apr. 30	Oct. 31	Apr. 30	Oct. 31	Apr. 30	Oct. 31	Apr. 30		Oct. 31

Financial assets
Trading securities
Government issued or guaranteed securities	$7,380	$4,158	$7,887	$8,463	$—	$—	$15,267		$12,621
Corporate equity	16,835	11,818	1,565	1,090	—	—	18,400		12,908
Corporate debt	—	—	1,415	1,039	5	20	1,420		1,059
Mortgage- and asset- backed securities	—	—	814	342	1,436	1,627	2,250		1,969

	$24,215	$15,976	$11,681	$10,934	$1,441	$1,647	$37,337		$28,557

AFS securities
Government issued or guaranteed securities	$2,188	$7,398	$12,565	$9,310	$—	$—	$14,753		$16,708
Corporate equity	122	108	—	5	—	—	122		113
Corporate debt	—	—	3,913	2,713	9	23	3,922		2,736
Mortgage- and asset- backed securities	—	—	3,574	3,656	3,014	2,826	6,588		6,482

	$2,310	$7,506	$20,052	$15,684	$3,023	$2,849	$25,385		$26,039

FVO securities and loans	$107	$307	$20,776	$22,124	$11	$20	$20,894		$22,451
Derivative instruments	232	272	19,929	22,949	1,087	1,461	21,248		24,682

Total financial assets	$26,864	$24,061	$72,438	$71,691	$5,562	$5,977	$104,864		$101,729

Financial liabilities
Deposits	$—	$—	$(2,079)	$(2,397)	$(1,324)	$(1,428)	$(3,403	)(1)	$(3,825	)(1)
Derivative instruments	(376)	(265)	(19,695)	(23,148)	(2,375)	(3,076)	(22,446)		(26,489)
Obligations related to securities sold short	(6,016)	(3,793)	(6,653)	(5,880)	—	—	(12,669)		(9,673)

Total financial liabilities	$(6,392)	$(4,058)	$(28,427)	$(31,425)	$(3,699)	$(4,504)	$(38,518)		$(39,987)

(1)	Comprises FVO deposits of $3,056 million (October 31, 2010: $3,530 million) and bifurcated embedded derivatives of $347 million (October 31, 2010: $295 million).
There were no transfers of financial instruments between the levels during the quarter and six months ended April 30, 2011.
     The net loss recognized in the interim consolidated statement of operations on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter was $58 million and a net gain of $63 million for the six months ended April 30, 2011 (a net gain of $378 million and $384 million for the quarter and six months ended April 30, 2010, respectively).
     The following table presents the changes in fair value of assets, liabilities, and the net derivative assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC Second Quarter 2011	37

		Net gains/(losses)
		included in income
				Net unrealized
				gains/(losses)	Transfer		Transfer	Purchases
$ millions, as at or for the	Opening			included	in to		out of	and	Sales and	Closing
three months ended	balance	Realized (1)	Unrealized (1)(2)	in OCI	Level 3		Level 3	issuances	settlements	balance

Apr. 30, 2011
Trading securities	$1,538	$13	$(23)	$—	$—		$—	$2	$(89)	$1,441
AFS securities	2,646	26	—	(15)	—		—	773	(407)	3,023
FVO securities and loans	11	—	—	—	—		—	—	—	11

Total financial assets	$4,195	$39	$(23)	$(15)	$—		$—	$775	$(496)	$4,475

Deposits (3)	$(1,439)	$(10)	$41	$—	$—		$—	$(31)	$115	$(1,324)
Derivative instruments (net)	(1,254)	(68)	(37)	—	—		—	(1)	72	(1,288)

Total financial liabilities	$(2,693)	$(78)	$4	$—	$—		$—	$(32)	$187	$(2,612)

Oct. 31, 2010
Trading securities	$1,518	$70	$129	$—	$—		$—	$342	$(412)	$1,647
AFS securities	3,239	16	1	(56)	2		(1)	326	(678)	2,849
FVO securities and loans	39	9	(5)	—	—		—	—	(23)	20

Total financial assets	$4,796	$95	$125	$(56)	$2		$(1)	$668	$(1,113)	$4,516

Deposits (3)	$(925)	$(57)	$(141)	$—	$(203	)(4)	$—	$(119)	$17	$(1,428)
Derivative instruments (net)	(2,014)	(32)	(302)	—	(6)		(14)	4	749	(1,615)

Total financial liabilities	$(2,939)	$(89)	$(443)	$—	$(209)		$(14)	$(115)	$766	$(3,043)

(1)	Includes foreign currency gains and losses.

(2)	Unrealized gains/losses relating to these assets and liabilities held at the end of the reporting period.

(3)	Comprises FVO deposits of $1,072 million (October 31, 2010: $1,188 million) and bifurcated embedded derivatives of $252 million (October 31, 2010: $240 million).

(4)	Transfer-in pertains to structured deposit notes containing bifurcated embedded derivatives carried at fair value.
Sensitivity of Level 3 financial assets and liabilities
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2010 consolidated financial statements.
     Valuation techniques using non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.
     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     Asset-backed securities (ABS) are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.
     Our unhedged structured credit positions (U.S. residential mortgage market (USRMM) and non-USRMM) are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes or internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $49 million in our unhedged USRMM portfolio and $101 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost, and before the impact of a limited recourse note hedge. The fair value of the limited recourse note, which is a hedge of positions classified as USRMM, is expected to reasonably offset any changes in the fair value of the underlying positions.
     For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $19 million, assuming current credit valuation adjustment (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $8 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased

38	CIBC Second Quarter 2011

protection but do not have exposure to the underlying, would result in a net gain of approximately $1 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $47 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $21 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $92 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $200 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $25 million.
Fair value option
FVO designated assets and liabilities are those that (i) would otherwise cause measurement inconsistencies with hedging derivatives and securities sold short that are carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $20,894 million and $3,056 million, respectively, as at April 30, 2011 ($22,451 million and $3,530 million, respectively, as at October 31, 2010).
     The impact on the interim consolidated statement of operations from FVO designated instruments and related hedges and the impact of changes in credit spreads on FVO designated loans and liabilities are provided in the following table:

	For the three months ended			Cumulative for the period ended (1)
	2011	2011	2010	2011	2010
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Impact of FVO designated instruments and related hedges
Net interest income	$59	$54	$68	$113	$136
Non-interest income — FVO loss	(81)	(98)	(88)	(179)	(293)

Net loss	$(22)	$(44)	$(20)	$(66)	$(157)

Gain (loss) from changes in credit spreads
FVO designated loans	$—	$—	$8	$—	$18
FVO designated loans, net of related hedges	—	—	8	—	8
FVO designated liabilities	1	—	(1)	1	(1)

(1)	Change in the fair value of FVO financial instruments, held by CIBC at the end of the reporting period, since they were designated as FVO.
2. Significant disposition
Sale of CIBC Mellon Trust Company’s Issuer Services business
Effective November 1, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and employee share purchase plan services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011 which is net of estimated claw-back and post-closing adjustments that will be settled effective November 1, 2011. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

CIBC Second Quarter 2011	39

3. Securities
Fair value of AFS securities

	2011				2010
$ millions, as at	Apr. 30				Oct. 31
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$3,984	$4	$(16)	$3,972	$5,385	$8	$(2)	$5,391
Other Canadian governments	4,544	7	(13)	4,538	4,602	86	—	4,688
U.S. Treasury	2,394	27	(8)	2,413	3,343	5	—	3,348
Other foreign governments	3,799	40	(9)	3,830	3,251	47	(17)	3,281
Mortgage-backed securities	4,538	64	(12)	4,590	4,627	103	(3)	4,727
Asset-backed securities	1,976	23	(1)	1,998	1,758	34	(37)	1,755
Corporate public debt	3,886	7	(4)	3,889	2,659	18	(1)	2,676
Corporate public equity	115	13	(6)	122	114	8	(9)	113
Corporate private debt	33	1	(1)	33	52	9	(1)	60
Corporate private equity (1)	476	336	(5)	807	582	337	(9)	910

	$25,745	$522	$(75)	$26,192	$26,373	$655	$(79)	$26,949

(1)	Carried at cost on the interim consolidated balance sheet as these do not have quoted market values in an active market.
As at April 30, 2011, the amortized cost of 185 AFS securities that are in a gross unrealized loss position (October 31, 2010: 170 securities) exceeded their fair value by $75 million (October 31, 2010: $79 million). The securities that have been in a gross unrealized loss position for more than a year include 13 AFS securities (October 31, 2010: nine AFS securities), with a gross unrealized loss of $6 million (October 31, 2010: $13 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to held-to-maturity (HTM) and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. During the six months period ended April 30, 2011, we have not reclassified any securities.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified in prior years to date:

	2011		2010
$ millions, as at	Apr. 30		Oct. 31
	Fair	Carrying	Fair	Carrying
	value	value	value	value

Trading assets previously reclassified to HTM (currently in loans)	$4,460	$4,537	$5,525	$5,699
Trading assets previously reclassified to AFS	46	46	55	55

Total financial assets reclassified	$4,506	$4,583	$5,580	$5,754

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net income (loss) before taxes, recognized on securities reclassified
Gross income recognized in income statement	$15	$8	$41	$23	$82
Funding related interest expense	(14)	(18)	(17)	(32)	(42)

Net income (loss) recognized, before taxes	$1	$(10)	$24	$(9)	$40

Impact on net income (loss) if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)	$46	$51	$(70)	$97	$(195)
On trading assets previously reclassified to AFS	2	—	3	2	2

Increase (decrease) in income, before taxes	$48	$51	$(67)	$99	$(193)

40	CIBC Second Quarter 2011

4. Loans
Allowance for credit losses

	As at or for the three months ended					As at or for the six months ended
			2011	2011	2010	2011	2010
			Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$628	$1,135	$1,763	$1,784	$2,039	$1,784	$2,043
Provision for (reversal of) credit losses	210	(16)	194	209	316	403	675
Write-offs	(230)	—	(230)	(255)	(301)	(485)	(689)
Recoveries	27	—	27	31	32	58	64
Other	(17)	(2)	(19)	(6)	(16)	(25)	(23)

Balance at end of period	$618	$1,117	$1,735	$1,763	$2,070	$1,735	$2,070

Comprises:
Loans	$618	$1,068	$1,686	$1,700	$2,002	$1,686	$2,002
Undrawn credit facilities (1)	—	49	49	63	68	49	68

(1)	Included in Other liabilities.
Impaired loans

	2011			2010
$ millions, as at	Apr. 30			Oct. 31
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$418	$31	$387	$452	$30	$422
Personal	286	213	73	304	224	80
Business and government	1,038	374	664	1,080	377	703

Total impaired loans (1)	$1,742	$618	$1,124	$1,836	$631	$1,205

(1)	Average balance of gross impaired loans for the quarter ended April 30, 2011 totalled $1,769 million (for the quarter ended October 31, 2010: $1,994 million).
Contractually past due loans but not impaired

	2011				2010
	Apr. 30				Oct. 31
	Less than	31 to	Over
$ millions, as at	31 days	90 days	90 days	Total	Total

Residential mortgages	$1,455	$446	$173	$2,074	$2,375
Personal	434	129	20	583	591
Credit card	570	169	112	851	1,021
Business and government	254	216	26	496	555

	$2,713	$960	$331	$4,004	$4,542

CIBC Second Quarter 2011	41

5. Securitizations and variable interest entities
Securitizations
The following table summarizes our securitization and sales activity:

	For the three months ended				For the six months ended
	2011		2011	2010		2011	2010
	Apr. 30		Jan. 31	Apr. 30		Apr. 30	Apr. 30
	Residential	Residential	Credit	Residential	Residential	Credit	Residential
$ millions	mortgages	mortgages	card (1)(2)	mortgages	mortgages	card(1)(2)	mortgages

Securitized (3)	$2,992	$4,308	$1,671	$2,353	$7,300	$1,671	$3,704
Sold (3)	3,598	3,013	1,671	3,120	6,611	1,671	5,564
Net cash proceeds	3,580	3,019	1,671	3,117	6,599	1,671	5,584
Retained interests	143	122	1,671	126	265	1,671	244
Gain on sale, net of transaction costs	72	65	—	57	137	—	115

Retained interest assumptions (%) (4)
Weighted-average remaining life (in years)	2.8	2.8	n/a	3.5	2.8	n/a	3.4
Prepayment/payment rate	15.0 - 18.0	15.0 - 18.0	n/a	15.0 - 18.0	15.0 - 18.0	n/a	15.0 - 18.0
Internal rate of return	2.4 - 9.1	1.4 - 9.3	n/a	1.6 - 9.3	1.4 - 9.3	n/a	1.6 - 9.3
Expected credit losses	0.0 - 0.4	0.0 - 0.4	n/a	0.0 - 0.4	0.0 - 0.4	n/a	0.0 - 0.4

(1)	Reinvestment in revolving securitizations is not included.

(2)	During the first quarter, we securitized $1.7 billion of credit card receivables and purchased all of the retained interests, in the form of notes, relating to the securitization.

(3)	Includes $51 million (January 31, 2011: $85 million; April 30, 2010: $68 million) of uninsured fixed-rate mortgages securitized to a qualifying special purpose entity (QSPE).

(4)	These retained interest assumptions are applicable only to interest-only strips.

n/a	Not applicable. The retained interest is in the form of notes to which these assumptions do not apply.
The following table provides details on our securitization exposures:

		Residential mortgages
		CMB/NHA		Prime and Near
		auction		Prime/Alt-A		Credit	Commercial
$ millions, as at		program	(1)	program	(2)	card	mortgages

Apr. 30, 2011	Retained interests in securitized assets sold (3)	$916		$141		$2,138	$5
	Assets securitized and not sold	18,222		—		—	—
	Liquidity facilities (4)	—		874		—	—

Oct. 31, 2010	Retained interests in securitized assets sold (3)	$961		$331		$591	$5
	Assets securitized and not sold	19,651		—		—	—
	Liquidity facilities (4)	—		772		—	—

(1)	Includes balances related to Canada Mortgage Bond and Government of Canada National Housing Act MBS Auction process and other Canada Mortgage and Housing Corporation (CMHC) and mortgage-backed securities (MBS) programs. Credit losses are not expected as the mortgages are insured.

(2)	The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 38 basis points (October 31, 2010: 37 basis points) and an average loan-to-value ratio of 74% (October 31, 2010: 74%). Total assets in the QSPE were $943 million (October 31, 2010: $1,019 million), which include $316 million (October 31, 2010: $352 million) of Prime mortgages and $577 million (October 31, 2010: $586 million) of Near-Prime/Alt-A mortgages.

(3)	Includes retained interest purchased subsequent to the initial securitization.

(4)	Net of investments in our securitization vehicles.
Variable interest entities (VIEs)
The details of our VIEs are provided on pages 135 and 136 of the 2010 Annual Report.
VIEs that are consolidated
The table below provides details on the assets that support the obligations of the consolidated VIEs:

	2011	2010
$ millions, as at	Apr. 30	Oct. 31

Trading securities	$710	$818
AFS securities	74	85
Residential mortgages	75	62
Other assets	2	1

Total assets	$861	$966

42	CIBC Second Quarter 2011

VIEs that are not consolidated
Our on-balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions excluding the impact of CVA.

	CIBC-		CIBC-	Third-party
	sponsored		structured	structured vehicles
$ millions, as at April 30, 2011	conduits	(1)	CDO vehicles	Run-off	Continuing	Total

On-balance sheet assets (2)
Trading securities	$5		$—	$560	$305	$870
AFS securities	—		5	2	1,832	1,839
FVO	—		—	—	130	130
Loans	73		385	5,060	38	5,556
Derivatives (3)	—		—	—	74	74

Total assets	$78		$390	$5,622	$2,379	$8,469

Oct. 31, 2010	$182		$448	$7,696	$1,962	$10,288

On-balance sheet liabilities
Derivatives (3)	$—		$30	$811	$24	$865

Total liabilities	$—		$30	$811	$24	$865

Oct. 31, 2010	$—		$36	$1,084	$2	$1,122

Maximum exposure to loss, net of hedges
Maximum exposure to loss before hedge positions						$14,502
Less: notional of protection purchased on hedges relating to written credit derivatives, less gross receivable on those hedges						(3,659)
Less: carrying value of hedged securities and loans						(5,441)

Maximum exposure to loss, net of hedges						$5,402

Oct. 31, 2010						$6,164

(1)	Includes several multi-seller conduits and a single-seller conduit. Total assets of multi-seller conduits amounted to $1.6 billion (October 31, 2010: $2.3 billion) which includes the underlying collateral amounts of $1.5 billion (October 31, 2010: $2.1 billion). Certain of our multi-seller conduits also hold commercial paper issued by our other conduits. Total assets of our single-seller conduit amounted to $410 million (October 31, 2010: $403 million).

(2)	Excludes securities issued by, retained interests in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

(3)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.
6. Subordinated indebtedness
On November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.
     On March 28, 2011, we redeemed all $1,080 million of our remaining 4.55% Medium Term Notes (subordinated indebtedness) due March 28, 2016. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

CIBC Second Quarter 2011	43

7. Share capital
Common shares

	For the three months ended						For the six months ended
	2011		2011		2010		2011		2010
	Apr. 30		Jan. 31		Apr. 30		Apr. 30		Apr. 30
	Number		Number		Number		Number		Number
	of shares		of shares		of shares		of shares		of shares
$ millions	(millions)	Amount	(millions)	Amount	(millions)	Amount	(millions)	Amount	(millions)	Amount

Balance at beginning of period	394.8	$6,951	392.7	$6,804	386.5	$6,372	392.7	$6,804	384.0	$6,241
Issuance pursuant to:
Stock option plans	0.6	40	0.5	26	0.4	21	1.1	66	1.5	64
Shareholder Investment Plan(1)	1.3	105	1.3	99	1.4	101	2.6	204	2.8	189
Employee Share Purchase Plan	0.2	20	0.3	22	0.2	15	0.5	42	0.2	15

Balance at end of period	396.9	$7,116	394.8	$6,951	388.5	$6,509	396.9	$7,116	388.5	$6,509

(1)	Commencing with dividends paid on April 28, 2011, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan receive a 2% discount from average market price on the reinvested dividends in additional common shares. Previously, the shares were issued at a 3% discount.
Preferred shares
On April 28, 2011, we redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares at a price of $10.00 per share for cash.
Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2011	2010
$ millions, as at	Apr. 30	Oct. 31

Capital
Tier 1 capital	$15,656	$14,851
Total regulatory capital	20,047	18,966

Risk-weighted assets
Credit risk	$85,405	$86,782
Market risk	2,575	1,625
Operational risk	18,356	18,256

Total risk-weighted assets	$106,336	$106,663

Capital ratios
Tier 1 capital ratio	14.7%	13.9%
Total capital ratio	18.9%	17.8%
Assets-to-capital multiple	18.2 x	17.0 x

During the quarter and six months ended April 30, 2011, we have complied in full with all of our regulatory capital requirements.
8. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets. During the quarter and six months ended April 30, 2011, we recorded a net gain of $19 million and $46 million, respectively (net gain of $330 million and $718 million for the quarter and six months ended April 30, 2010, respectively) on the hedging contracts provided by financial guarantors in trading revenue. Separately, we recorded a net loss of $39 million on termination of contracts with financial guarantors for the quarter and six months ended April 30, 2011 (net loss of $106 million and $161 million for the quarter and six months ended April 30, 2010, respectively).
     The related valuation adjustments were $173 million as at April 30, 2011 (October 31, 2010: $291 million).
     The fair value of derivative contracts with financial guarantors, net of valuation adjustments, was $470 million as at April 30, 2011 (October 31, 2010: $734 million).
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management.
     We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.

44	CIBC Second Quarter 2011

9. Income taxes
Future income tax asset
As at April 30, 2011, our future income tax asset was $418 million (October 31, 2010: $767 million), net of a $63 million valuation allowance (October 31, 2010: $66 million). Included in the future income tax asset as at April 30, 2011 were $69 million (October 31, 2010: $385 million) related to Canadian non-capital loss carryforwards that expire in 18 years, $54 million (October 31, 2010: $54 million) related to Canadian capital loss carryforwards that have no expiry date, and $196 million (October 31, 2010: $267 million) related to our U.S. operations.
     Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Enron
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. In 2010, we filed Notices of Appeal with the Tax Court of Canada. On September 30 and November 12, 2010, we received Replies from the Department of Justice which confirmed CRA’s reassessments. The matter is currently in litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date.
     Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $171 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million would be incurred.
10. Employee future benefit expenses

	For the three months ended			For the six months ended
	2011	2011	2 010	2011	2010
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Defined benefit plans
Pension benefit plans	$65	$65	$44	$130	$88
Other benefit plans	9	10	9	19	19

Total defined benefit expense	$74	$75	$53	$149	$107

Defined contribution plans
CIBC’s pension plans	$3	$3	$3	$6	$6
Government pension plans (1)	19	20	19	39	37

Total defined contribution expense	$22	$23	$22	$45	$43

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
11. Earnings per share (EPS)

	For the three months ended			For the six months ended
	2011	2011	2010	2011	2010
$ millions, except per share amounts	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Basic EPS
Net income	$678	$799	$660	$1,477	$1,312
Preferred share dividends and premiums	(42)	(42)	(43)	(84)	(85)

Net income applicable to common shares	$636	$757	$617	$1,393	$1,227

Weighted-average common shares outstanding (thousands)	395,373	393,193	386,865	394,265	385,634

Basic EPS	$1.61	$1.92	$1.60	$3.53	$3.18

Diluted EPS
Net income applicable to common shares	$636	$757	$617	$1,393	$1,227

Weighted-average common shares outstanding (thousands)	395,373	393,193	386,865	394,265	385,634
Add: stock options potentially exercisable (1) (thousands)	1,021	1,002	1,000	1,011	1,079

Weighted-average diluted common shares outstanding (2) (thousands)	396,394	394,195	387,865	395,276	386,713

Diluted EPS	$1.60	$1.92	$1.59	$3.52	$3.17

(1)	Excludes average options outstanding of 346,600 with a weighted-average exercise price of $96.00; average options outstanding of 1,180,974 with a weighted-average exercise price of $84.21; and average options outstanding of 1,635,786 with a weighted-average exercise price of $80.85 for the quarter ended April 30, 2011, January 31, 2011, and April 30, 2010, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because in the past either we have settled preferred shares for cash or we have not exercised our conversion right.

CIBC Second Quarter 2011	45

12. Guarantees

	2011			2010
	Apr. 30			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
$ millions, as at	future payment (1)		amount	future payment (1)		amount

Securities lending with indemnification (2)	$44,773		$—	$42,527		$—
Standby and performance letters of credit	6,163		25	5,721		25
Credit derivatives
Written options	10,434		1,499	12,080		1,884
Swap contracts written protection	2,811		102	2,982		156
Other derivative written options		(3)	1,484		(3)	1,593
Other indemnification agreements		(3)	—		(3)	—

(1)	The total collateral available relating to these guarantees was $47.8 billion (October 31, 2010: $45.5 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 163 of the 2010 consolidated financial statements for further information.
13. Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a collateralized debt obligation (CDO). This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. In October 2010, the bankruptcy court issued an order, at the request of the Lehman Estate, staying all proceedings in the action for a period of nine months.
     Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

46	CIBC Second Quarter 2011

14. Segmented information
CIBC has two strategic business units (SBUs): CIBC Retail Markets and Wholesale Banking. These SBUs are supported by six functional groups — Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses, and balance sheet resources generally being allocated to the business lines within the SBUs. The impact of securitization is retained within Corporate and Other. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.
     Beginning in the first quarter of 2011, general allowance for credit losses related to FirstCaribbean International Bank (FirstCaribbean) has been included within Corporate and Other. This was previously reported within CIBC Retail Markets. Prior period information was restated.
     On March 28, 2011, we announced a new organizational structure that included the separation of the management of CIBC Wealth Management and FirstCaribbean from CIBC Retail Markets. The manner in which we have reported our SBU results has not changed in the current quarter as we are currently finalizing our future segment reporting structure which may impact the allocation of certain revenues and expenses to the SBUs. We expect to commence reporting on the revised basis beginning in the third quarter of 2011.

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Markets	Banking	and Other	Total

Apr. 30, 2011	Net interest income (expense)	$1,576	$172	$(220)	$1,528
	Non-interest income	876	221	264	1,361

	Total revenue	2,452	393	44	2,889
	Provision for (reversal of) credit losses	279	1	(86)	194
	Amortization (1)	32	1	54	87
	Other non-interest expenses	1,387	270	50	1,707

	Income before income taxes and non-controlling interests	754	121	26	901
	Income tax expense	199	9	13	221
	Non-controlling interests	2	—	—	2

	Net income	$553	$112	$13	$678

	Average assets (2)	$273,299	$111,879	$(17,120)	$368,058

Jan. 31, 2011	Net interest income (expense)	$1,596	$180	$(166)	$1,610
	Non-interest income	940	291	260	1,491

	Total revenue	2,536	471	94	3,101
	Provision for (reversal of) credit losses	275	(2)	(64)	209
	Amortization (1)	33	1	56	90
	Other non-interest expenses	1,380	302	50	1,732

	Income before income taxes and non-controlling interests	848	170	52	1,070
	Income tax expense	218	34	16	268
	Non-controlling interests	3	—	—	3

	Net income	$627	$136	$36	$799

	Average assets (2)	$260,414	$107,672	$(13,819)	$354,267

Apr. 30, 2010 (3)	Net interest income (expense)	$1,440	$172	$(115)	$1,497
	Non-interest income	894	376	154	1,424

	Total revenue	2,334	548	39	2,921
	Provision for (reversal of) credit losses	333	27	(44)	316
	Amortization (1)	28	1	65	94
	Other non-interest expenses	1,302	243	39	1,584

	Income (loss) before income taxes and non-controlling interests	671	277	(21)	927
	Income tax expense (benefit)	179	87	(5)	261
	Non-controlling interests	5	1	—	6

	Net income (loss)	$487	$189	$(16)	$660

	Average assets (2)	$261,165	$99,462	$(27,038)	$333,589

CIBC Second Quarter 2011	47

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the six months ended		Markets	Banking	and Other	Total

Apr. 30, 2011	Net interest income (expense)	$3,172	$352	$(386)	$3,138
	Non-interest income	1,816	512	524	2,852

	Total revenue	4,988	864	138	5,990
	Provision for (reversal of) credit losses	554	(1)	(150)	403
	Amortization (1)	65	2	110	177
	Other non-interest expenses	2,767	572	100	3,439

	Income before income taxes and non-controlling interests	1,602	291	78	1,971
	Income tax expense	417	43	29	489
	Non-controlling interests	5	—	—	5

	Net income	$1,180	$248	$49	$1,477

	Average assets (2)	$266,749	$109,741	$(15,442)	$361,048

Apr. 30, 2010 (3)	Net interest income (expense)	$2,947	$319	$(255)	$3,011
	Non-interest income	1,789	842	340	2,971

	Total revenue	4,736	1,161	85	5,982
	Provision for (reversal of) credit losses	700	51	(76)	675
	Amortization (1)	57	2	129	188
	Other non-interest expenses	2,587	560	91	3,238

	Income (loss) before income taxes and non-controlling interests	1,392	548	(59)	1,881
	Income tax expense	368	163	16	547
	Non-controlling interests	10	12	—	22

	Net income (loss)	$1,014	$373	$(75)	$1,312

	Average assets (2)	$263,894	$100,694	$(27,323)	$337,265

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(3)	Certain prior period information has been restated to conform to the presentation in the current period.
15. Accounting developments
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first interim consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information, also prepared in accordance with IFRS.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise-wide view and a dedicated project team.
     The requirements concerning the transition to IFRS are set out in IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from retroactive application, available under the transitional rules that we continue to evaluate.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post-employment benefits as described on page 179 of our 2010 Annual Report.
Future changes
Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences, although we expect that most of the changes arising from the proposed standards will not be effective for us until the years following our initial IFRS transition in fiscal 2012.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that have not yet been finalized, and the prevailing business and economic facts and circumstances.

48	CIBC Second Quarter 2011

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 26, 2011 at 8:00 a.m. (ET). The call will be available in English (416-695-6622 in Toronto, or toll-free 1-800-766-6630 throughout the rest of North America) and French (514-392-1478 in Montreal, or toll-free 1-877-922-4773). A telephone replay of the conference call will be available in English and French until midnight (ET) June 9, 2011. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 4748452#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 8453330#.
Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 26, 2011 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
ISSUED UNDER THE
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
issued	option	dividend options

Feb. 1/11	$76.16
Mar. 1/11	$81.63
Apr. 1/11	$84.00
Apr. 28/11		$79.77

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com